$182,500,000

TERM LOAN, REVOLVING CREDIT, GUARANTEE AND SECURITY AGREEMENT

among

MISSISSIPPI CHEMICAL CORPORATION
a Debtor-in-Possession,

as Borrower

and

THE SUBSIDIARIES OF
MISSISSIPPI CHEMICAL CORPORATION NAMED HEREIN,
as Debtors-in-Possession,

as Guarantors

and

THE LENDERS PARTY HERETO,

and

CITICORP NORTH AMERICA, INC.

as Administrative Agent

Dated as of July 1, 2004

CITIGROUP GLOBAL MARKETS INC.
PERRY PRINCIPALS INVESTMENTS, LLC
as
Joint Lead Arrangers

TABLE OF CONTENTS

Schedules

Exhibits

TERM LOAN, REVOLVING CREDIT, GUARANTEE AND SECURITY AGREEMENT, dated as of July 1, 2004, among (i) MISSISSIPPI CHEMICAL CORPORATION a Mississippi corporation (the "Borrower"), which is a debtor-in-possession in a case pending under Chapter 11 of the Bankruptcy Code, (ii) each of the direct and indirect domestic Subsidiaries of Borrower designated as a Guarantor on Schedule 3.5 hereto (collectively, the "Guarantors" and together with the Borrower, the "Debtors" and each a "Debtor"), each of which Guarantors is a debtor-in-possession in a case pending under Chapter 11 of the Bankruptcy Code (the cases of the Borrower and the Guarantors, each a "Case" and, collectively, the "Cases"), (iii) CITICORP NORTH AMERICA, INC. ("Citicorp"), as administrative and collateral agent for the Lenders hereunder (in such capacity and including any successors, the "Administrative Agent"), (iv) CITIGROUP GLOBAL MARKETS INC., ("CGMI"), as a joint lead arranger, (v) PERRY PRINCIPALS INVESTMENTS, LLC as a joint lead arranger, ("Perry", and together with CGMI, in such capacity, the "Joint Lead Arrangers") and (vi) each of the financial institutions from time to time party hereto (collectively, the "Lenders").

INTRODUCTORY STATEMENT

On May 16, 2003 (the "Petition Date"), the Debtors filed voluntary petitions with the Bankruptcy Court (such term and other capitalized terms used in this Introductory Statement being used with the meanings given to such terms in Section 1.1) initiating the Cases and have continued in the possession of their assets and in the management of their businesses pursuant to Bankruptcy Code Sections 1107 and 1108.

Pursuant to this Agreement and the Orders, the Lenders are making available to the Borrower a term loan and revolving loan facility in an aggregate principal amount not to exceed $182,500,000 (subject to mandatory and optional reductions in accordance with Sections 2.8 and 2.9), all of the Borrower's obligations under which are guaranteed by the Guarantors.

The proceeds of the Loans will be used to repay certain debt outstanding on the date hereof and to provide working capital for, and for other general corporate purposes of, the Borrower, in all cases subject to the terms of this Agreement, the Loan Documents and the Orders.

To provide guarantees and security for the repayment of the Loans and the payment of the other Obligations of the Debtors hereunder and under the other Loan Documents, the Debtors are providing to the Administrative Agent and the Lenders, pursuant to this Agreement, the Loan Documents and the Orders, the following (each as more fully described herein):

(a) a guarantee from each of the Guarantors of the due and punctual payment and performance of the Obligations of the Borrower hereunder and under the Notes;

(b) with respect to the Obligations of the Loan Parties hereunder, an allowed administrative expense claim having, pursuant Bankruptcy Code Section 364(c)(1), Superpriority over any and all administrative expenses of the kind specified in the Bankruptcy Code Sections 503(c) or 507(b);

(c) pursuant to Bankruptcy Code Section 364(c)(2) a perfected first priority lien on, on all property of the Debtors which secures the Harris DIP Credit Agreement, the Prepetition Credit Agreement or the Supplemental DIP Credit Agreement on the Closing Date and on all other property of the Debtors that is not subject to valid, perfected and non-avoidable liens as of the Closing Date;

(d) pursuant to Bankruptcy Code Section 364(c)(3) a perfected junior lien on, all property of the Debtors that is subject to valid, perfected and non-avoidable liens in existence at the time of the commencement of the Cases or to valid liens in existence at the time of such commencement that are perfected subsequent to such commencement as permitted by Section 546(b) of the Bankruptcy Code (other than property that is subject to the liens that secure the Prepetition Credit Facility, the Harris DIP Credit Agreement or the Supplemental DIP Credit Agreement which liens (the "Released Liens") shall be released and discharged on the Closing Date and which property shall be covered under the liens described in paragraph (c) above); and

(e) pursuant to Bankruptcy Code Section 364(d)(1), to the extent not covered in (c) or (d) above, a perfected first priority, senior priming lien on, and security interest in all present and after-acquired assets that are presently subject to liens that are junior to the Released Liens.

All of the claims and the Liens granted hereunder and pursuant to the Orders in the Cases to the Administrative Agent and the Lenders shall be subject to the Administrative Expense Carve-Out, but in each case only to the extent provided in Section 2.16 and the Orders.

To provide further security for the repayment of the Loans and the payment of the other Obligations hereunder, MCHI is providing the MCHI Guaranty to the Administrative Agent and the Lenders hereunder.

Accordingly, the parties hereto hereby agree as follows:

SECTION 1

DEFINITIONS

1.1. <u>Defined Terms</u>.

As used in this Agreement, the following terms shall have the meanings specified below:

"<u>Administrative Agent</u>": the meaning set forth in the preamble to this Agreement.

"<u>Administrative Expense Carve-Out</u>": $1,500,000 plus, prior to the Termination Date, or such earlier date on which the Loans become due and payable hereunder, an amount equal to accrued and pending quarterly applications or monthly invoices in accordance with orders of the Bankruptcy Court for professional fees and expenses (other than fees and expenses in unpaid invoices of the Administrative Agent, the Lenders and their professionals) incurred prior to such date to the extent (a) such fees and expenses have not been paid and (b) of the amount provided for in the Budget most recently provided to the Administrative Agent prior to the Termination Date.

"<u>Affiliate</u>": for any Person, any other Person (including all directors and officers of such Person) that directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, "control" means the power, directly or indirectly, to direct or cause the direction of management or policies of a Person (through ownership of voting securities, by contract or otherwise), provided that, in any event for purposes of the definition any Person that owns directly or indirectly 10% or more of the securities having ordinary voting power for the election of directors of a corporation or 10% or more of the partnership or other ownership interests of any other Person will be deemed to control such corporation or other Person. For purposes of avoiding doubt, Phosphate Chemicals Export Assoc. shall not be considered an Affiliate of Borrower.

"<u>Aggregate Exposure</u>": with respect to any Lender at any time, an amount equal to (a) until the Closing Date, the aggregate amount of such Lender's Commitments at such time and (b) thereafter, the sum of (i) the aggregate then unpaid principal amount of such Lender's Term Loans and (ii) the amount of such Lender's Revolving Credit Commitment then in effect, or if the Revolving Credit Commitments have terminated, the amount of such Lender's Revolving Credit Loans then outstanding.

"Aggregate Exposure Percentage": with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender's Aggregate Exposure at such time to the sum of the Aggregate Exposures of all Lenders at such time.

"Aggregate Outstandings": with respect to any Lender at any time, an amount equal to the sum of the aggregate principal amount of all Loans made by such Lender then outstanding.

"Agreement": this Term Loan, Revolving Credit, Guarantee and Security Agreement.

"Applicable Margin" means 3.75%.

"Approved Account Debtors" shall mean Alabama Farmers Coop, Inc., CF Industries, Inc., Phosphate Chemicals Export Assoc., Tennessee Farmers Coop, Jimmy Sanders, Inc., Cargill, Inc., Potash Corporation of Saskatchewan, Inc., IMC Agrico, Inc., ConAgra Fertilizer, Royster Clark, BASF, Air Products, Debruce Fertilizer, Agriliance, LLC, Dyno Nobel, Inc, Bruce Oakley, Inc., United Agri Products, Inc., Missouri Farmers Cooperative, Mosaic, Nelson Brothers, Yara International, Orica Limited and El Dorado Chemical Company.

"Approved Foreign Account Debtor" shall mean Potash Corporation of Saskatchewan, Inc.

"Approved Plan": a plan of reorganization filed in the Cases which shall, inter-alia implement the terms of the exit financing commitment letter agreement dated as of June 23, 2004 among Perry, Citicorp, CGMI and the Borrower.

"Assignment and Acceptance": an assignment and acceptance entered into by a Lender and an assignee and accepted by the Administrative Agent, substantially in the form of Exhibit E.

"Authorizations": all applications, filings, reports, documents, recordings and registrations with, and all validations, exemptions, franchises, waivers, approvals, orders or authorizations, consents, licenses, certificates and permits from Federal, state or local Governmental Authorities.

"Available Revolving Credit Commitment": as to any Revolving Credit Lender at any time, an amount equal to the excess, if any, of (a) the amount of such Lender's Revolving Commitment then in effect over (b) such Lender's Revolving Extensions of Credit at such time; collectively, as to all Lenders, the "Available Revolving Credit Commitments".

"Bankruptcy Code": The Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. §§101 et seq.

"Bankruptcy Court": the United States Bankruptcy Court for the Southern District of Mississippi, or any other court having jurisdiction over the Cases from time to time.

"Base Rate": the higher of (a) the Federal Funds Effective Rate plus one half of one percent (½%) per annum or (b) the Citibank Base Rate. Any change in the Base Rate due to a change in the Citibank Base Rate or the Federal Funds Effective Rate shall be effective as of the opening of business on the effective day of such change in the Citibank Base Rate or the Federal Funds Effective Rate, respectively.

"Base Rate Loans": Loans the rate of interest applicable to which is based upon the Base Rate.

"Benefited Lender": the meaning set forth in Section 11.7(a).

"Board of Governors": the Board of Governors of the Federal Reserve System or any Governmental Authority which succeeds to the powers and functions thereof.

"Borrower": the meaning set forth in the preamble to this Agreement.

"Borrowing": the making of Loans by the Lenders on a single Borrowing Date.

"Borrowing Base": as of any time it is to be determined, the sum (without duplication) of:

> (a)   85% of the amount of the amount of the Eligible Receivables of the Borrower and the Guarantors (other than MCHI); plus

> (b)   65% of the lower of weighted average cost or market value (using the moving average cost method of inventory valuation applied by the Borrower in accordance with generally accepted accounting principles, consistently applied) of the Eligible Inventory of the Borrower and the Guarantors (other than MCHI); minus

> (c)   as of any date, an amount equal to twice the amount of all then accrued and unpaid charges owed to warehousemen and other third parties having inventory in their possession and that have not executed and delivered to the Administrative Agent a warehouseman's waiver satisfactory in form and substance to the Administrative Agent; minus

> (d)   as of any date, an amount equal to six months rent payable with respect to all leased facilities in which any inventory is kept and for which the landlord has not executed and delivered to the Administrative Agent a landlord's waiver satisfactory in form and substance to the Administrative Agent; minus

> (e)   as of any date, and to the extent applicable, an amount equal to the mark to market exposure due to any Lender under a Hedging Agreement with respect to hedging agreements for natural gas.

provided that (x) the Borrowing Base shall be computed only as against and on so much of such Collateral as is included on the certificates to be furnished from time to time by the Borrower pursuant to this Agreement and, if required by the Administrative Agent pursuant to any of the terms hereof or any Security Document, as verified by such other evidence required to be furnished to the Administrative Agent pursuant hereto or pursuant to any such Security Document, and (y) the Borrowing Base shall be recalculated to the satisfaction of the Required Lenders upon the consummation of any Disposition that results in Net Cash Proceeds in excess of $1,000,000.

"Borrowing Base Report": a certificate substantially in the form of Exhibit F hereto.

"Borrowing Date": any Business Day specified in a notice pursuant to Section 2.2 and/or 2.4 as a date on which the Borrower requests a Loan hereunder.

"Budget": the budget projecting the Debtors' budgeted cash receipts and disbursements (including Costs of Reorganization) on a monthly basis from the Closing Date through the Termination Date delivered to satisfy the requirements of Section 4.1 (d) hereof and attached to the Interim Order, as such budget may from time to time be extended or otherwise modified with the consent of the Required Lenders.

"Business": as defined in Section 3.9(b).

"Business Day": any day other than a Saturday, Sunday or other day on which commercial banks in New York City are required or permitted to close.

"Capital Expenditures": for any period, with respect to any Person, the aggregate of all expenditures by such Person and its Subsidiaries for the acquisition or leasing (pursuant to a capital lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of such Person and its Subsidiaries.

"Capital Lease Obligations": present discounted value of the rental obligations under any Capitalized Lease.

"Capital Stock": any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

"Capitalized Lease": shall mean any lease or obligation for rentals which is required to be capitalized on a consolidated balance sheet of a Person and its Subsidiaries in accordance with generally accepted accounting principles, consistently applied.

"Cases": the meaning set forth in the preamble to this Agreement.

"Cash Collateral": the meaning set forth in Section 363(a) of the Bankruptcy Code.

"Cash Equivalents": (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition; (b) certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of twelve months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of the United States or any state thereof having combined capital and surplus of not less than $500,000,000; (c) commercial paper of an issuer rated at least A-1 by Standard & Poor's Ratings Services ("S&P") or P-1 by Moody's Investors Service, Inc. ("Moody's"), or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within nine months from the date of acquisition; (d) repurchase obligations of any Lender or of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 30 days, with respect to securities issued or fully guaranteed or insured by the United States government; (e) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody's; (f) securities with maturities of twelve months or less from the date of acquisition backed by standby letters of credit issued by any Lender or any commercial bank satisfying the requirements of clause (b) of this definition; (g) money market mutual or similar funds that invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition; or (h) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated AAA by S&P and Aaa by Moody's and (iii) have portfolio assets of at least $5,000,000,000.

"Cash Management Obligations": all obligations of the Loan Parties to any Lender, the Administrative Agent or, to La Salle Bank with respect to the Collection Accounts or the Concentration Account.

"Change of Control": the occurrence, after the date hereof, of (i) any Person or two or more Persons acting in concert (but excluding Borrower's employees' stock fund) acquiring beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of the Borrower (or other securities convertible into such securities) representing more than 20% of the combined voting power of all securities of the Borrower entitled to vote in the election of directors; or (ii) commencing after the date hereof, individuals who as of the date hereof were directors of the Borrower ceasing for any reason to constitute a majority of the Board of Directors of the Borrower unless the Persons replacing such individuals were nominated by the Board of Directors of the Borrower; or (iii) any Person or two or more Persons acting in concert acquiring by contract or otherwise, or entering into a contract or arrangement which upon consummation will result in its or their acquisition of, or control over, securities of the Borrower (or other securities convertible into such securities) representing more than 20% of the combined voting power of all securities of the Borrower entitled to vote in the election of directors.

"Citibank Base Rate": the rate of interest announced by Citibank, N.A. from time to time as its prime rate. The Citibank Base Rate is a reference rate and does not necessarily represent the lowest rate actually charged to any customer. Citibank, N.A. may make commercial loans or other loans at rates of interest at, above or below the Citibank Base Rate.

"Closing Date": the date on which the conditions precedent to the making of the initial Extension of Credit set forth in Section 4.1 have been satisfied or waived.

"Code": the Internal Revenue Code of 1986, as amended from time to time.

"Collateral": all property of the Loan Parties, now owned or hereafter acquired, as more particularly described in the Orders.

"Collection Account": the accounts of the Borrower with LaSalle Bank set forth on Schedule 5.12 and designated as the Collection Accounts.

"Commitment": with respect to each Lender, each of the Term Loan Commitment and the Revolving Credit Commitment of such Lender.

"Commitment Fee": the meaning set forth in Section 2.14.

"Commonly Controlled Entity": an entity, whether or not incorporated, that is under common control with the Borrower within the meaning of Section 4001 of ERISA or is part of a controlled group that includes the Borrower and that is treated as a single employer under Section 414 of the Code.

"Concentration Account": the account, account no. [*****] , established by the Borrower with the Administrative Agent, entitled "[***] ", which account and all amounts deposited therein are subject to the exclusive dominion and control of the Administrative Agent, and into which all amounts received into the Collection Accounts will be transferred on a daily basis and which shall be used for the daily operation of the Borrower's business.

"Confirmation Order": an order of the Bankruptcy Court confirming a plan of reorganization in any of the Cases.

"Contract": any agreement or invoice pursuant to, or under which, an Obligor shall be obligated to make payments with respect to any Receivable.

"Contractual Obligation": as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Costs of Reorganization": all legal, professional and advisory fees paid by the Debtors (whether or not incurred by the Debtors) in connection with the Cases as set forth in the Budget and approved in the Orders or as may be otherwise approved from time to time by the Bankruptcy Court, subject to the Lenders' and the Administrative Agent's right to object thereto.

"Debt": as of any time the Debt of any Person is to be determined, the aggregate (without duplication) of:

(a)   all indebtedness, obligations and liabilities with respect to borrowed money;

(b)   all guaranties, endorsements (other than any liability arising out of the endorsement of items for deposit or collection in the ordinary course of business) and other contingent obligations in respect of, or any obligations to purchase or otherwise acquire, debt or securities of others or to purchase Property of others at the request or demand of any creditor of such Person;

(c)   all reimbursement and other obligations with respect to letters of credit (whether drawn or undrawn), banker's acceptances, customer advances and other extensions of credit whether or not representing obligations for borrowed money;

(d)   Capitalized Lease Obligations;

(e)   all debt and liabilities secured by any lien or any security interest on any Property or assets of such Person, whether or not the same would be classified as a liability on a balance sheet; and

(f)   all debt, obligations and liabilities representing the deferred purchase price of Property, excluding trade payables incurred in the ordinary course of business not more than 90 days past due;

all computed and determined on a consolidated basis for such Person and its Subsidiaries after the elimination of intercompany items in accordance with generally accepted accounting principles consistent with those used in the preparation of the audit report referred to in Section 5.1(a) hereof.

"Debtors": the meaning set forth in the preamble to this Agreement.

"Default": any of the events specified in Section 7, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

"Disposition": the sale, lease, conveyance or other disposition (including casualty and condemnation) of Property.

"Dollars" and "$": lawful money of the United States.

"EBITDA": means, for any Person and with reference to any period, Net Income for such period plus all amounts deducted in arriving at such Net Income amount, without duplication, in respect of (a) Interest Expense (cash and non-cash) for such period, plus (b) federal, foreign, state and local income taxes for such period, plus (c) all amounts properly charged for depreciation of fixed assets and amortization of intangible assets during such period on the books of such Person and its Subsidiaries, plus (d) other noncash charges deducted in the calculation of Net Income for such period, plus (e) any loss (or minus any gain) on any Disposition of all or any part of the Trinidad Interest or any other asset (except sales of inventory in the ordinary course of business) of the Borrower or any Subsidiary, plus (f) any reserves established for restructuring charges (not to include restructuring charges related to professional fees), including severance expenses, until such time as such restructuring charges are paid in cash (at which time they will be deducted in the calculation of EBITDA), plus (g) any write-down of the Borrower's or its Subsidiaries assets according to GAAP. However, EBITDA shall not include any amounts attributable to the Borrower's or its Subsidiaries' interest in FMCL, Houston Ammonia Terminal, L.P. or FMCL LLC except to the extent received in cash by the Borrower or a Guarantor.

"Eligible Assignee": the meaning set forth in Section 11.6(c).

"Eligible Inventory": all Inventory of the Borrower and its domestic Subsidiaries which in each case the Administrative Agent, in its reasonable judgment, deems to be Eligible Inventory; provided that in no event shall inventory be deemed Eligible Inventory unless all representations and warranties made with respect to such inventory are true and correct and such inventory:

(a)   is an asset of the Borrower or any of its domestic Subsidiaries to which it has good and marketable title, is freely assignable, is subject to a perfected, first priority security interest in favor of the Administrative Agent for the benefit of the Lenders, and is free and clear of any other liens and security interests;

(b)   (i) is located in the United States or (ii) is in transit to the Borrower or a domestic Subsidiary from a supplier, is fully insured and the Administrative Agent is the loss payee on such insurance;

(c)   if such Inventory consists of finished goods at locations which are leased or warehouses not owned by the Borrower or any of its domestic Subsidiaries, (i) any non-negotiable warehouse receipts or other non-negotiable documents for such inventory are issued in the name of the Borrower or a domestic Subsidiary or, alternatively, designate the Administrative Agent directly or by endorsement as the only person to whom or to whose order the warehouseman is legally obligated to deliver such goods and (ii) any negotiable warehouse receipts or other negotiable documents for such inventory are in the possession of the Administrative Agent;

    (d)   is not damaged or returned or obsolete or slow moving, and is of good and merchantable quality free from any defects which might adversely affect the market value thereof; and

    (e)   is not spare parts inventory.

"Eligible Receivable": each Receivable of the Borrower and its Subsidiaries which the Administrative Agent, in its reasonable judgment, deems to be an Eligible Receivable; provided that in no event shall an account receivable be deemed an Eligible Receivable unless all representations and warranties made with respect to such account receivable are true and correct and further provided that such account receivable:

    (a)   arises out of the sale by the Borrower or any of its Subsidiaries of raw materials or finished goods inventory delivered to and accepted by, or out of the rendition by the Borrower of services fully performed by the Borrower or any of its Subsidiaries and accepted by, the account debtor on such account receivable and such account receivable otherwise represents a final sale;

    (b)   the account debtor on such account receivable is either an Approved Foreign Account Debtor or principally located (as used in the New York UCC) within the United States of America or, if such right has arisen out of the sale of such goods shipped to, or out of the rendition of services to, an account debtor located in any other country, such right is either (i) supported by insurance issued by the Ex-IM Bank or any other insurer acceptable to the Administrative Agent, in each case in form and substance satisfactory to the Administrative Agent (which in any event shall insure not less than ninety percent (90%) of the face amount of such account receivable and shall be subject to such deductions as are acceptable to the Administrative Agent) or (ii) secured by a valid and irrevocable letter of credit pursuant to which any of the Borrower, any of its Subsidiaries or their respective transferee may draw on an issuer acceptable to the Administrative Agent for the full amount thereof;

    (c)   is the valid, binding and legally enforceable obligation of the account debtor obligated thereon and such account debtor is not (i) a Subsidiary, member, manager, director, officer or employee of the Borrower or any Subsidiary, (ii) is not an Affiliate of the Borrower or any Subsidiary unless such account debtor has executed and delivered to the Administrative Agent an agreement satisfactory in form and substance to the Administrative Agent waiving all rights of set-off, counterclaims, recoupment or other defenses with respect thereto, (iii) the United States of America, or any state or political subdivision thereof, or any department, agency or instrumentality of any of the foregoing, unless the Borrower or the relevant Subsidiary has complied with the Assignment of Claims Act or any similar state or local statute, as the case may be, to the satisfaction of the Administrative Agent, (iv) a debtor under any proceeding under the Bankruptcy Code, or any other comparable bankruptcy or insolvency law, or (v) an assignor for the benefit of creditors;

    (d)   is not evidenced by an instrument or chattel paper unless, the same has been endorsed and delivered to the Administrative Agent;

(e) is an asset of the Borrower or a Subsidiary to which it has good and marketable title, is freely assignable, is subject to a perfected, first priority security interest in favor of the Administrative Agent, and is free and clear of any other liens and security interests;

(f) is not subject to any offset, counterclaim or other defense with respect thereto (except to the extent deducted in calculating the eligible amount thereof) and, with respect to said account receivable or the contract or purchase order out of which the same arose, no surety bond was required or given in connection therewith;

(g) is not unpaid more than (i) 120 days from and after its invoice date, or (ii) 30 days after its original due date on terms up to 90 days;

(h) is not owed by an account debtor who is obligated on accounts receivable owed to the Borrower and its Subsidiaries more than 50% of the aggregate unpaid balance of which have been past due for longer than the relevant period specified in subsection (g) above unless the Administrative Agent has approved the continued eligibility thereof;

(i) would not cause the total accounts receivable owing from any one account debtor (excluding Approved Account Debtors) and its Affiliates to exceed 10% of all Eligible Receivables unless the Borrower has requested in writing that the Administrative Agent approve the continued eligibility thereof and the Administrative Agent has approved in writing the continued eligibility thereof;

(j) would not cause the total accounts receivable owing from any one account debtor and its Affiliate to exceed any credit limit established for purposes of determining eligibility hereunder by the Administrative Agent in its reasonable judgment for such account debtor and for which the Administrative Agent has given the Borrower at least five (5) Business Day's prior notice of the establishment of any such credit limit;

(k) does not arise from a sale to an account debtor on a bill-and-hold, guaranteed sale, sale-or-return, sale-on-approval, or any other repurchase or return basis; and

(l) it is evidenced by an invoice dated not more than five (5) Business Days after the shipment date.

"Employee Plans Carve-Out": $4,700,000 minus the amount, if any, by which the aggregate amount of all payments made under the Employee Retention and Severance Plans exceed $3,800,000.

"Employee Retention and Severance Plans": the Borrower's Key Employee Retention Plan, Key Employee Severance Plan and All-Employee Supplemental Unemployment Benefit Plan as approved by the Bankruptcy Court prior to the date hereof or as subsequently approved by the Required Lenders.

"Environmental Laws": any and all applicable foreign, Federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, legally binding requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect.

"ERISA": the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

"Essential Trade Creditor": (a) essential trade creditors who agree to provide goods and services to the Debtors on a normal and customary basis, and (b) the holders of certain tax claims and certain employee related claims to the extent provided for in the Budget or, if not provided for in the Budget, to the extent mutually agreed upon by the Borrower and the Administrative Agent.

"Event of Default": any event or condition identified as such in Section 7.1 hereof.

"Extensions of Credit": collectively, Revolving Credit Loans and/or Term Loans, as to any Revolving Loan or Term Loan, an "Extension of Credit".

"Farmland MissChem Project": that certain anhydrous ammonia plant owned by FMCL in Trinidad.

"Farmland MissChem Project Contingent Obligations": means the contingent obligations described on Exhibit I hereto.

"Federal Funds Effective Rate": for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day of such transactions received by the Administrative Agent from three federal funds brokers of nationally recognized standing selected by it.

"Fees": collectively, the Commitment Fees, the fees payable to the Joint Lead Arrangers as separately agreed by the Borrower and the Joint Lead Arrangers, the fees referred to in Sections 2.14, 2.15 or 11.5 and any other fees payable by any Loan Party pursuant to this Agreement or any other Loan Document.

"Final Order": an order of the Bankruptcy Court entered in the Cases, in substantially the form of the Interim Order, with such modifications thereto as are reasonably satisfactory to the Administrative Agent.

"Financial Officer": the Chief Financial Officer, Chief Restructuring Officer, Principal Accounting Officer, Controller or Treasurer of the Borrower.

"Finished Goods": completed goods which require no additional processing or manufacturing to be sold by the relevant Loan Party in the ordinary course of business.

"FMCL": Point Lisas Nitrogen Limited (f/k/a Farmland MissChem Limited), a Company incorporated under the Companies Ordinance, Chapter 31, No. 1 and continued under the Companies Act, Chapter 81:01 of the laws of the Republic of Trinidad and Tobago.

"FMCL LLC": FMCL, Limited Liability Company, a Delaware limited liability company.

"Foreign Subsidiary": MCHI, MissChem Barbados SRL, MissChem Trinidad Limited and each other Subsidiary which (a) is organized under the laws of a jurisdiction other than the United

States of America or any state thereof, (b) conducts substantially all of its business outside of the United States of America, and (c) has substantially all of its assets outside of the United States of America.

"Funding Office": the office of the Administrative Agent specified in Section 11.2 or such other office as may be specified from time to time by the Administrative Agent as its funding office by written notice to the Borrower and the Lenders.

"GAAP": generally accepted accounting principles in the United States of America applied on a consistent basis.

"Group Member": the collective reference to the Borrower and each of its Subsidiaries.

"Governmental Authority": any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization (including the National Association of Insurance Commissioners).

"Guarantee Obligation": as to any Person, any obligation of such Person guaranteeing or in effect guaranteeing any Debt, leases, dividends or other obligations (the "primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including without limitation, any obligation of such Person, whether or not contingent (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (d) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided that notwithstanding the foregoing, the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith.

"Guarantor": each of the direct and indirect domestic Subsidiaries of the Borrower designated as a Guarantor on Schedule 3.5 hereto and MCHI.

"Guaranty": Section 9 of this Agreement and other guaranty agreements in form and substance acceptable to the Administrative Agent pursuant to which any Person guaranties the payment and performance of any or all of the Obligations (including, without limitation, the MCHI Guaranty), as the same may be supplemented, amended, restated or otherwise modified from time to time and any agreement entered into in substitution therefor or replacement thereof.

"Harris DIP Credit Agreement": the Post-Petition Credit Agreement among Mississippi Chemical Corporation and the banks party thereto and Harris Trust and Savings Bank, as Administrative Agent, dated as of May 16, 2003, as amended, supplemented or modified prior to the date hereof.

"Hedging Agreement": all interest rate or currency swap, caps or collar agreements, foreign exchange agreements, commodity contracts or similar arrangements entered into by the Borrower with a Lender providing for protection against fluctuations in interest rates, currency exchange rates, commodity prices or the exchange of nominal interest obligations, either generally or under specific contingencies.

"Hedging Agreement Obligations": obligations of the Borrower owing or due to a Lender under a Hedging Agreement.

"Interest Expense": for any Person and with reference to any period, the sum of all interest charges (including imputed interest charges with respect to Capitalized Lease Obligations, all amortization of debt discount and expense and all fees relating to letters of credit accrued and all net obligations pursuant to interest rate hedging agreements) of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles, consistently applied.

"Interim Order": an order of the Bankruptcy Court entered in the Cases granting interim approval of the transactions contemplated by this Agreement and the other Loan Documents and granting the Liens and Superpriority Claims described in the Introductory Statement in favor of the Administrative Agent and the Lenders, substantially in the form of Exhibit G hereto or otherwise in form and substance satisfactory to the Administrative Agent.

"Inventory": all Raw Materials and Finished Goods in which any Borrower or any Subsidiary now has or hereafter acquires any right.

"Lenders": the meaning set forth in the preamble to this Agreement.

"Lien": any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including the interests of a vendor or lessor under any conditional sale, capital lease or other title retention arrangement).

"Loan": the meaning set forth in Section 2.1.

"Loan Documents": this Agreement and any and all exhibits hereto, the Notes, any Hedging Agreement, the Security Documents, the MCHI Guaranty and the Orders.

"Loan Parties": the Borrower and the Guarantors.

"Material Adverse Effect": a material adverse effect on (a) the business, condition (financial or otherwise), operations or assets of the Borrower and its Subsidiaries taken as a whole, in each case, other than such effects attributable to the commencement of the Cases or the existence of prepetition claims and of defaults under such prepetition claims, (b) the validity or enforceability either of the Orders or any of the Loan Documents, (c) the rights and remedies of the Lenders, the Administrative Agent and the Administrative Agent under the Orders and the Loan Documents or (d) timely payment of the principal of or interest on the Loans, or other amounts payable in connection therewith.

"Materials of Environmental Concern": any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law, including asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

"MCHI": Mississippi Chemical Holdings, Inc., a British Virgin Islands corporation.

"MCHI Guaranty": means the Guaranty Agreement dated as of the Closing Date, from MCHI to the Administrative Agent and the Lenders, as the same may be supplemented, amended, restated or otherwise modified from time to time and any agreement entered into in substitution therefor or replacement thereof.

"Minority Banks": the meaning set forth in Section 11.1(b).

"MissChem Barbados": MissChem Barbados SRL, a society with restricted liability formed in Barbados.

"Multiemployer Plan": a Plan that is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Net Cash Proceeds": as applicable, (a) with respect to any Disposition by a Person, cash and cash equivalent proceeds received by or for such Person's account, net of (i) reasonable direct costs relating to such Disposition, including reasonable investment banking fees, reasonable legal and accounting fees and other reasonable fees and expenses, (ii) sale, use or other transactional taxes and income taxes paid or payable by such Person or any Person with respect to which such Person files a consolidated return as a direct result of such Disposition (after giving effect to any available deductions, credits, carry forwards, carry backs or other items which would reduce any actual tax payable), provided, however, that Net Cash Proceeds shall not include any casualty or condemnation proceeds to the extent the Borrower has elected to use such proceeds to repair, rebuild, or replace the assets subject to such casualty or condemnation, no Default or Event of Default exists and, to the extent of proceeds in excess of $5,000,000 with respect to any single casualty or condemnation event, the Lenders have approved such repair, rebuilding or replacement.

"Net Income" means, for any Person and with reference to any period, the net income of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles, consistently applied, but excluding in any event any items of extraordinary gain or loss.

"New York UCC": the Uniform Commercial Code as from time to time in effect in the State of New York.

"Non-Excluded Taxes": the meaning set forth in Section 2.12(a).

"Non-U.S. Lender": the meaning set forth in Section 2.12(d).

"Normalized Trade Creditor" shall mean an Essential Trade Creditor that is a trade creditor and has executed an agreement (in form and substance satisfactory to the Administrative Agent) with the Borrower pursuant to which such Essential Trade Creditor agrees to continue to extend credit and supply goods and/or services to the Borrower in accordance with industry standards or terms acceptable to the Administrative Agent and consistent with the assumptions used in the projections of the Borrower that support feasibility of the Borrower and that have been approved by the Administrative Agent.

"Note": the meaning set forth in Section 2.5(e).

"Notice": the giving of notice by the Administrative Agent to the Borrower and its counsel (as set forth in Section 11.2) that a Default or an Event of Default has occurred and is continuing.

"Obligations": (a) the principal of and interest on the Loans and the Notes, (b) the Fees and all other present and future, fixed or contingent, obligations and liabilities (monetary or otherwise) of the Loan Parties to the Lenders and the Administrative Agent under the Loan Documents, including without limitation, all costs and expenses payable pursuant to Section 11.5, (c) Hedging Agreement Obligations and (d) the Cash Management Obligations.

"Obligor": with respect to any Receivable, the Person primarily obligated to make payments in respect thereof.

"Orders": the collective reference to the Interim Order and the Final Order.

"Other Taxes": any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

"Participants": the meaning set forth in Section 11.6(b).

"PBGC": the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor).

"Permitted Liens": Liens permitted to exist under Section 6.1.

"Person": an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

"Petition Date": the meaning set forth in the Introductory Statement.

"Petty Cash and Payroll Accounts": local petty cash accounts and payroll accounts listed and described as such on Schedule 5.12 hereto or as may be approved by the Administrative Agent from time to time.

"Plan": at a particular time, any employee benefit plan that is covered by ERISA and in respect of which the Borrower or a Commonly Controlled Entity is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Pre-Petition Credit Agreement": that certain Amended and Restated Credit Agreement dated as of November 15, 2002 by and between the Borrower, the several lenders from time to time parties thereto, and Harris Trust and Savings Bank, as administrative agent, as the same has from time to time been modified or amended.

"Pre-Petition Obligations": all the debt, obligations and liabilities, fixed or contingent, of the Borrower and its Subsidiaries to the pre-petition banks or the pre-petition agent arising or in connection with the Pre-Petition Credit Agreement or evidenced by the promissory notes issued by the Borrower thereunder or in connection with the letters of credit issued by the pre-petition banks thereunder.

"Properties": all assets and properties of any nature whatsoever, whether real or personal, tangible or intangible, including without limitation, intellectual property.

"Purchasing Card Program": the credit/purchasing card account of the Borrower with a credit limit not to exceed $50,000 at any one time in the aggregate.

"Purchasing Lender": the meaning set forth in Section 11.6(c).

"Raw Materials": materials used or consumed in the manufacturing or production of goods to be sold by the relevant Loan Party in the ordinary course of business, but excluding work in progress.

"Receivable": shall mean an account receivable of the Borrower or any Subsidiary arising from the sale of goods or the provisions of services in the ordinary course of business.

"Regulation D": Regulation D of the Board of Governors of the Federal Reserve System, comprising Part 204 of Title 12, Code of Federal Regulations, as amended, and any successor thereto.

"Related Fund": with respect to any Lender, any fund that (x) invests in commercial loans and (y) is managed or advised by the same investment advisor as such Lender, by such Lender or an Affiliate of such Lender.

"Reportable Event": any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty day notice period is waived under subsections .27, .28, .29, .30, .31, .32, .34 or .35 of PBGC Reg. § 4043.

"Required Lenders": at any time, the holders of more than 50% of (a) until the Closing Date, the Commitments and (b) thereafter, the sum of (i) the aggregate unpaid principal amount of the Term Loans then outstanding and (ii) the Total Revolving Credit Commitments then in effect or, if the Revolving Credit Commitments have been terminated, the Total Revolving Credit Outstandings.

"Requirement of Law": as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Revolving Credit Commitment": as to any Lender, the obligation of such Lender, if any, to make a Revolving Loan hereunder in a principal amount not to exceed the amount set forth under the heading "Revolving Credit Commitment" opposite such Lender's name on Schedule 1.1, or, as the case may be, in the Assignment and Acceptance pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof. The original amount of the Revolving Credit Commitment is $22,500,000.

"Revolving Credit Commitment Percentage": as to any Revolving Credit Lender at any time, the percentage which such Lender's Revolving Credit Commitment then constitutes of the aggregate Revolving Credit Commitment (or, at any time after the Closing Date, the percentage which the aggregate principal amount of such Lender's Revolving Loans then outstanding constitutes of the aggregate principal amount of the Revolving Credit Loans then outstanding).

"Revolving Credit Commitment Period": means the period from and including the Closing Date to the Termination Date.

"Revolving Credit Lender": each Lender that has a Revolving Credit Commitment or is the holder of a Revolving Credit Loan.

"Revolving Credit Loan": as defined in Section 2.3.

"Revolving Credit Note": as defined in Section 2.5.

"Security Documents": all security documents at any time delivered to the Administrative Agent granting a Lien on any Property of any Person to secure the Obligations.

"Senior Notes": the Borrower's 7.25% Senior Notes due 2017 in the original aggregate principal amount of $200,000,000.

"Single Employer Plan": any Plan that is covered by Title IV of ERISA, but that is not a Multiemployer Plan.

"Subsidiary": for any Person, any corporation or other entity of which more than fifty percent (50%) of the outstanding stock or comparable equity interests having ordinary voting power for the election of the Board of Directors of such corporation or similar governing body in the case of a non-corporation (irrespective of whether or not, at the time, stock or other equity interests of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such Person or by one or more of its Subsidiaries.

"Supermajority Lenders": Lenders holding Loans representing at least 66-2/3% of the aggregate principal amount of the Loans outstanding, or if no Loans are outstanding, Lenders having Commitments representing at least 66-2/3% of the aggregate of the Term Loan Commitments and the Total Revolving Loan Commitments.

"Superpriority Claim": a claim against the Borrower or any of the Guarantors in any of the Cases which is an administrative expense claim with the priority authorized under Section 364(c)(1) of the Bankruptcy Code, with priority over any or all administrative expenses of the kind specified in Sections 503(b) or 507 of the Bankruptcy Code and over any or all other costs and expenses of the kind specified in, or ordered pursuant to, Sections 105, 326, 330, 331, 506(c) or 726 of the Bankruptcy Code. When used with reference to the claim of the Administrative Agent or the Lenders, in respect of the Obligations, the term Superpriority Claim shall mean a claim which has priority over all such costs and expenses. When used with reference to any other party, such party shall have a Superpriority Claim if its claim is an administrative expense claim having priority over any administrative expenses of the kind specified in Sections 503(b) or 507 of the Bankruptcy Code or any of such other costs and expenses.

"Supplemental DIP Credit Agreement": the post petition financing currently provided pursuant to that Supplemental Post-Petition Credit Agreement dated as of December 15, 2003 among the Borrower, the financial institutions named therein as investors and DSC Chemicals, L.P. as agent (as the same has been amended, modified or supplemented prior to the date hereof

"Supplemental Letter": the Supplemental Letter date June 23, 2004 among the Borrower, Perry Principals Investments LLC, Citicorp North America, Inc. and Citigroup Global Markets Inc.

"Term Loan": as defined in Section 2.1.

"Term Loan Commitment": as to any Lender, the obligation of such Lender, if any, to make a Term Loan to the Borrower hereunder in a principal amount not to exceed the amount set forth under the heading "Term Loan Commitment" opposite such Lender's name on Schedule 1.1, or, as the case may be, in the Assignment and Acceptance pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof. The original aggregate amount of the Term Loan Commitments is $160,000,000.

"Term Loan Facility": the Term Loan Commitments and the Term Loans made thereunder.

"Term Loan Lender": each Lender that has a Term Loan Commitment or is the holder of a Term Loan.

"Term Loan Percentage": as to any Term Loan Lender at any time, the percentage which such Lender's Term Loan Commitment then constitutes of the aggregate Term Loan Commitments (or, at any time after the Closing Date, the percentage which the aggregate principal amount of such Lender's Term Loan then outstanding constitutes of the aggregate principal amount of the Term Loans then outstanding).

"Term Note": as defined in Section 2.5.

"Termination Date": the earliest to occur of (a) the effective date of a plan of reorganization in any of the Cases, or (b) December 31, 2004, provided that if an Approved Plan has been filed on the docket of the Bankruptcy Court at such date but has not been withdrawn, confirmed or become effective, the Borrower may (provided that no Default or Event of Default has occurred and is continuing) extend the December 31, 2004 date until March 31, 2005. If the Borrower elects such extension, an extension fee of 1% of the aggregate outstanding Term Loans and Total Revolving Credit Commitment as of such date shall be payable on December 31, 2004, and provided further that if an Approved Plan is on file as of March 31, 2005 but has not been confirmed or become effective, the Borrower may (provided that no Default or Event of Default has occurred or is continuing) extend the March 31, 2005 date until June 30, 2005. If the Borrower elects such an extension, an extension fee of 1% of the aggregate outstanding Term Loans and Total Revolving Credit Commitment as of such date shall be payable on March 31, 2005.

"Total Outstandings": at any time the aggregate principal amount of all Loans outstanding at such time.

"Total Revolving Credit Commitment": at any time the sum of the Revolving Credit Commitments of all Revolving Credit Lenders.

"Total Revolving Credit Outstandings": at any time the aggregate principal amount of all Revolving Credit Loans outstanding at such time.

"Transferee": the meaning set forth in Section 11.6(f).

"Trinidad Interest": (a) the capital stock or other equity interests of the Borrower or its Subsidiaries in MCHI, MissChem (Barbados) SRL, MissChem Trinidad Limited, FMCL, and/or any other Person that at any time owns an equity interest in any of the foregoing, and (b) any interest, direct or indirect, of the Borrower or its Subsidiaries in any rights or Property of FMCL, and (c) the equity interests of the Borrower in FMCL LLC.

"United States": the United States of America.

1.2.   Terms Generally. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Sections, Exhibits and Schedules shall be deemed references to Sections and subsections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. References to agreements or other Contractual Obligations shall, unless otherwise specified, be deemed to refer to such agreements or Contractual Obligations as amended, supplemented, restated or otherwise modified from time to time to the extent permitted herein. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided, however, that for purposes of determining compliance with any covenant set forth in Section 6, such terms shall be construed in accordance with GAAP as in effect on the date of this Agreement applied on a basis consistent with the application used in the Borrower's audited financial statements referred to in Section 5.1(a).

1.3.   Accounting Terms. Any accounting term not otherwise specifically defined in this Agreement shall have the meaning customarily given to such term in accordance with generally accepted accounting principles, consistently applied. Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, it shall be done in accordance with generally accepted accounting principles, to the extent applicable, except where such principles are inconsistent with the requirements of this Agreement.

SECTION 2

AMOUNT AND TERMS OF COMMITMENT

2.1.   Term Loan Commitments.

Subject to the terms and conditions hereof, the Term Loan Lenders severally and not jointly with the other Term Loan Lenders agree to make term loans (each, a "Term Loan" and collectively with the Revolving Credit Loans, the "Loans") to the Borrower on the Closing Date in an amount for each Term Loan Lender not to exceed the amount of the Term Loan Commitment of such Lender. The Term Loans of each Term Loan Lender shall mature and, unless earlier accelerated or payable in accordance with the terms of this Agreement or the Orders, shall be payable in full on the Termination Date.

2.2.   Procedure for Term Loan Borrowing.

The Borrower shall deliver to the Administrative Agent a Borrowing Notice (which Borrowing Notice must be received by the Administrative Agent prior to 12:00 P.M., New York City time, one Business Day prior to the anticipated Closing Date) requesting that the Term Loan Lenders make the Term Loans on the Closing Date. Upon receipt of such Borrowing Notice, the Administrative Agent shall promptly notify each Term Loan Lender thereof. Not later than 12:00 Noon, New York City time, on the Closing Date each Term Loan Lender shall make available to the Administrative Agent at the Funding Office an amount in immediately available funds equal to the Term Loan or Term Loans to be made by such Lender. The Administrative Agent shall make available to the Borrower the aggregate of the amounts made available to the Administrative Agent by the Term Loan Lenders, in like funds as received by the Administrative Agent.

2.3.   Revolving Credit Commitments.

Subject to the terms and conditions hereof, the Revolving Credit Lenders, severally and not jointly with the other Revolving Credit Lenders, agree to make revolving credit loans (each, a "Revolving Loan" and, collectively, the "Revolving Credit Loans") to the Borrower from time to time during the Revolving Credit Commitment Period in an aggregate principal amount at any one time outstanding which does not exceed the amount of such Lender's Revolving Credit Commitment Percentage of the Borrowing Base, as at the date such Loan is to be made. During the Revolving Credit Commitment Period, the Borrower may use the Revolving Commitments by borrowing, prepaying the Revolving Credit Loans in whole or in part, and reborrowing, all in the accordance with the terms and conditions hereof.

2.4.   Procedure for Revolving Credit Borrowing.

The Borrower may borrow under the Revolving Credit Commitments during the Revolving Credit Commitment Period on any Business Day, provided that the Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 1:00 P.M., New York City time on the same Business Day of the requested Borrowing Date, specifying the amount to be borrowed, and the requested Borrowing Date. Each Borrowing under the Revolving Credit Commitments shall be in an amount equal to $1,000,000 and additional increments of $100,000 (or, if the then Available Revolving Credit Commitments are less than $1,000,000, such lesser amount). Upon receipt of any such notice from the Borrower, the Administrative Agent shall promptly (and in any event not later than 2:00 P.M., New York City time, on the date such notice is received), notify each Revolving Credit Lender thereof. Each Revolving Credit Lender will make the amount of its Revolving Credit Commitment Percentage of each Borrowing available to the Administrative Agent for the account of the Borrower at the Funding Office prior to 3:00 P.M., New York City time, on the Borrowing Date requested by the Borrower in funds immediately available to the Administrative Agent. Such Borrowing will then be made available to the Borrower by the Administrative Agent crediting the account of the Borrower on the books of the Funding Office with the aggregate of the amounts made available to the Administrative Agent by the Revolving Credit Lenders and in like funds as received by the Administrative Agent.

2.5.   Repayment of Loans; Evidence of Debt. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the appropriate Revolving Credit Lender or Term Loan Lender, as the case may be, (i) the then unpaid principal amount of each Revolving Credit Loan of such Revolving Credit Lender on the Termination Date (or on such earlier date on which the Loans become due and payable pursuant to Section 7) and (ii) the principal amount of each Term Loan of such Term Loan Lender on the Termination Date (or on such earlier date on which the Loans become due and payable pursuant to Section 7).

(b)   Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing indebtedness of the Borrower to such Lender resulting from each Loan of such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

(c)   The Administrative Agent, on behalf of the Borrower, shall maintain the Register pursuant to Section 11.6(d), and shall record in the Register, with separate sub-accounts for each Lender, (i) the amount of each Loan made hereunder and any Note evidencing such Loan, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) both the amount of any payment received by the Administrative Agent hereunder from the Borrower and each Lender's share thereof.

(d)   The entries made in the Register and the accounts of each Lender maintained pursuant to Sections 2.5(b) and (c) shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain the Register or any such account, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Loans made to the Borrower by such Lender in accordance with the terms of this Agreement.

(e) The Borrower agrees that, upon request by any Lender to the Administrative Agent notified to the Borrower, the Borrower will execute and deliver to such Lender a promissory note of the Borrower evidencing any Term Loans or Revolving Credit Loans, as the case may be, of such Lender, substantially in the form of Exhibit A-1 and A-2, respectively (a "Term Note" or "Revolving Credit Note", respectively and, collectively, a "Note") with appropriate insertions as to date and principal amount; provided, that delivery of Notes shall not be a condition precedent to the occurrence of the Closing Date or the making of the Loans on the Closing Date. Each Lender is hereby authorized to record the date and amount of each Loan made by such Lender and the date and amount of each payment or prepayment of principal thereof, on the schedule (or any continuation of the schedule) annexed to and constituting a part of each of its Notes, and any such recordation shall, to the extent permitted by applicable law, constitute prima facie evidence of the accuracy of the information so recorded, provided that the failure to make any such recordation (or any error therein) shall not affect the obligation of the Borrower to repay (with applicable interest) the Loans made to the Borrower in accordance with the terms of this Agreement.

2.6. Interest Rates and Payment Dates; Computation of Interest and Fees. (a) Each Loan shall bear interest for each day on which it is outstanding at a rate per annum equal to the Base Rate plus the Applicable Margin.

(b) Notwithstanding the foregoing, at any time after the occurrence and during the continuance of an Event of Default, the Loans shall bear interest at a rate per annum equal to the rate that would otherwise be applicable thereto pursuant to paragraph (a) of this Section plus 2.00%.

(c) Interest accruing pursuant to this Section 2.6(a) shall be payable in arrears on the first day of each calendar month for interest accrued in the previous month, the Termination Date and the date that the Loans become due and payable in accordance with Section 7 hereof; provided that interest accruing pursuant to paragraph (b) of this Section shall be payable from time to time on demand.

(d) Interest and fees payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed, except that, with respect to Base Rate Loans the rate of interest on which is calculated on the basis of the Citibank Base Rate, the interest thereon shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed. Any change in the interest rate on a Loan resulting from a change in the Base Rate shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Borrower of the effective date and the amount of each such change in interest rate.

(e) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate hereunder.

(f) In addition to the interest otherwise provided for in paragraphs (a) and (b) of this Section, the Loans shall bear additional interest for each day on which they are outstanding at a rate per annum equal to 5.15%. Accrued interest under this paragraph shall be payable in arrears on the earliest to occur of (i) the date the Loans become due and payable in accordance with Section 7 and (ii) the Termination Date.

2.7.   Optional Termination or Reduction of Revolving Credit Commitment. Upon not less than three Business Days' prior written notice to the Administrative Agent, the Borrower may at any time, without premium or penalty, in whole permanently terminate, or from time to time in part permanently reduce, the Total Revolving Credit Commitment; provided that no such termination or reduction of the Total Revolving Credit Commitment shall be permitted if, after giving effect thereto and to any prepayments of the Loans related to such Total Revolving Credit Commitment reduction, the Total Revolving Credit Outstandings at such time would exceed either (i) the Total Revolving Credit Commitment or (ii) the Borrowing Base. Each such partial reduction of the Total Revolving Credit Commitment shall be in the principal amount of $1,000,000 or a whole multiple thereof. Simultaneously with any termination or reduction of the Total Revolving Credit Commitment, the Borrower shall pay to the Administrative Agent for the account of each Revolving Credit Lender the Commitment Fee accrued on the amount of the Revolving Credit Commitment of such Revolving Credit Lender so terminated or reduced through the date thereof. Any reduction of the Total Revolving Credit Commitment pursuant to this Section 2.7 shall be applied pro rata in accordance with each Lender's Revolving Credit Commitment Percentage to reduce the Revolving Credit Commitment of each such Lender.

2.8.   Optional Prepayment of Loans. The Borrower may at any time and from time to time prepay the Loans, in whole or in part, without premium or penalty, (except as otherwise noted herein) upon irrevocable notice to the Administrative Agent prior to 12:00 P.M., New York City time on the same Business Day, which notice shall specify the date and amount of prepayment. Upon receipt of any such notice of prepayment the Administrative Agent shall notify each relevant Lender thereof on the date of receipt of such notice. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with accrued interest to such date on the amount prepaid. Partial prepayments shall be in an aggregate principal amount of $500,000 or a whole multiple thereof.

2.9.   Mandatory Prepayment. (a) If on any date prior to the termination of the Revolving Credit Commitment, the Total Revolving Credit Outstandings as of such date exceed (i) the Total Revolving Credit Commitment or (ii) the Borrowing Base, the Borrower, without notice or demand, shall immediately apply an amount (without duplication) equal to any such excess to the prepayment in full of any outstanding Revolving Credit Loans.

(b)   In the event of any Disposition (whether voluntary or involuntary) outside the ordinary course of business of any Property of the Borrower or any of its Subsidiaries (including the Disposition of the Trinidad Interests or any part thereof) occurring prior to the Termination Date that results in Net Cash Proceeds in excess of $1,000,000 in the aggregate, (x) the Borrower shall promptly notify the Administrative Agent of such proposed Disposition or receipt of proceeds of such Disposition (including the amount of the estimated Net Cash Proceeds to be received by the Borrower or such Subsidiary in respect thereof) and (y) promptly upon receipt by the Borrower or such Subsidiary of the Net Cash Proceeds of such Disposition, the Borrower shall deliver all of such Net Cash Proceeds in excess of $1,000,000 in the aggregate to the Administrative Agent for application to the then outstanding Loans. Nothing herein contained shall impair or otherwise affect the prohibitions against the Disposition of Property contained herein and in the Loan Documents or any requirement that the Bankruptcy Court approve such Disposition. Any proceeds of a Disposition in this Section 2.9(b) designated to pay actual taxes payable and costs of such Disposition shall be held by the Administrative Agent in escrow until applied to such taxes and costs.

(c)   Prior to the earlier of the Termination Date or the date upon which the Loans hereunder become due and payable in accordance with Section 7, all proceeds of the Inventory and proceeds of the Receivables of the Borrower and the Guarantors and all Cash Collateral generated in the ordinary course of the Borrower's and the Guarantors' businesses (other than the amounts subject to Section 2.9(b) hereof) shall be deposited in the Collection Account and transferred on a daily basis to the Concentration Account and applied daily as follows: (i) first, to the payment of actual, necessary expenses of the type set forth in the Budget (subject to variations from the Budget permitted herein); (ii) second, to the costs, fees and expenses of the Administrative Agent (including without limitation the fees and expenses of its counsel and other professionals and previous employed or retained by the Administrative Agent) to the extent not contained in the Budget; (iii) third, to the repayment of all Revolving Loans hereunder until all Revolving Loans shall be fully paid; and (iv) fourth, to be held by the Administrative Agent in the Concentration Account until release or applied; and fifth, as the Orders shall provide it if then in effect and otherwise as shall be determined by the Bankruptcy Court. The Administrative Agent shall make the application provided for by clauses (ii) and (iii) above once each Business Day automatically after 2:00 P.M. (New York City time) on such day.

(d)   Amounts to be applied in connection with prepayments made pursuant to paragraph (b) of this Section 2.9 shall be applied, first, to the prepayment of the Term Loans and, second, to reduce permanently the Total Revolving Credit Loans.

(e)   Any reduction of the Revolving Credit Commitments shall be accompanied by prepayment of the Revolving Credit Loans to the extent, if any, that the Total Revolving Credit Outstandings exceeds the amount of the Total Revolving Credit Commitments as so reduced.

2.10.   Pro Rata Treatment, Etc. (a) Each borrowing by the Borrower from the Lenders hereunder, all payments and prepayments of principal and interest in respect of the Loans (except as provided in Section 2.12) and all payments of Commitment Fees shall be made pro rata among the Lenders in accordance with their respective Revolving Credit Commitment Percentages or Term Loan Percentages, as the case may be, of the relevant Lenders.

(b)   All payments by the Borrower hereunder and under the Notes shall be made in Dollars in immediately available funds at the Funding Office by 2:00 P.M., New York City time, on the date on which such payment shall be due, provided that if any payment hereunder would become due and payable on a day other than a Business Day such payment shall become due and payable on the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension. Interest in respect of any Loan hereunder shall accrue from and including the date of such Loan to but excluding the date on which such Loan is paid in full.

(c)   Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon, at a rate equal to the Federal Funds Effective Rate, for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive in the absence of manifest error. If such Lender's share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days after such Borrowing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum applicable to Base

Rate Loans, on demand, from the Borrower, such recovery to be without prejudice to the rights of the Borrower against any such Lender.

(d) Unless the Administrative Agent shall have been notified in writing by the Borrower prior to the date of any payment due to be made by the Borrower hereunder that the Borrower will not make such payment to the Administrative Agent, the Administrative Agent may assume that the Borrower is making such payment, and the Administrative Agent may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent by the Borrower within three Business Days after such due date, the Administrative Agent shall be entitled to recover, on demand, from each Lender to which any amount which was made available pursuant to the preceding sentence, such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate. Nothing herein shall be deemed to limit the rights of the Administrative Agent or any Lender against the Borrower.

2.11. Requirements of Law. (a) If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority, in each case, made subsequent to the date hereof:

(i) shall subject any Lender to any tax of any kind whatsoever with respect to this Agreement or change the basis of taxation of payments to such Lender in respect thereof (except for Non-Excluded Taxes or Excluded Taxes covered by Section 2.12 and changes in the rate of tax on the overall net income of such Lender); or

(ii) shall impose on such Lender any other condition;

and (A) the result of any of the foregoing is to increase the cost to such Lender, by an amount that such Lender deems to be material, of making, continuing or maintaining Loans or to reduce any amount receivable hereunder in respect thereof, and (B) such Lender is generally charging such costs to other borrowers under debtor in possession financing facilities, then, in any such case, the Borrower shall promptly pay such Lender, upon its demand, any additional amounts necessary to compensate such Lender for such increased cost or reduced amount receivable. If any Lender becomes entitled to claim any additional amounts pursuant to this paragraph, it shall promptly notify the Borrower (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled.

(b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority made subsequent to the date hereof shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount deemed by such Lender to be material, and provided that such Lender is generally charging such costs to other borrowers under debtor in possession financing facilities, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such corporation for such reduction.

(c)   A certificate as to any additional amounts payable pursuant to this Section submitted by any Lender to the Borrower (with a copy to the Administrative Agent) shall be conclusive in the absence of manifest error. Notwithstanding anything to the contrary in this Section, the Borrower shall not be required to compensate a Lender pursuant to this Section for any amounts incurred more than 180 days prior to the date that such Lender notifies the Borrower of such Lender's intention to claim compensation therefor; provided that, if the circumstances giving rise to such claim have a retroactive effect, then such 180 days period shall be extended to include the period of such retroactive effect. The obligations of the Borrower pursuant to this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

2.12.   Taxes. (a) All payments made by the Borrower under this Agreement shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority. If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("Non-Excluded Taxes") or Other Taxes are required to be withheld from any amounts payable to the Administrative Agent or any Lender hereunder, the amounts so payable to the Administrative Agent or such Lender shall be increased to the extent necessary to yield to the Administrative Agent or such Lender (after payment of all Non-Excluded Taxes and Other Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement, provided, however, that the Borrower shall not be required to increase any such amounts payable to any Lender with respect to any Excluded Taxes. "Excluded Taxes" are any Taxes (i) that are attributable to such Lender's failure to comply with the requirements of paragraph (d) or (e) of this Section or (ii) that are United States withholding taxes imposed on amounts payable to such Lender at the time such Lender becomes a party to this Agreement, except to the extent that such Lender's assignor (if any) was entitled, at the time of assignment, to receive additional amounts from the Borrower with respect to such Non-Excluded Taxes pursuant to this paragraph, or (iii) net income taxes, gross receipt taxes (imposed in lieu of net income taxes) and franchise taxes (imposed in lieu of net income taxes) imposed on the Administrative Agent or any Lender as a result of a present or former connection between the Administrative Agent or such Lender and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Administrative Agent or such Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any other Loan Document).

(b)   In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c)   Whenever any Non-Excluded Taxes or Other Taxes are payable by the Borrower, as promptly as possible thereafter the Borrower shall send to the Administrative Agent for its own account or for the account of the relevant Lender, as the case may be, a certified copy of an original official receipt received by the Borrower showing payment thereof. If the Borrower fails to pay any Non-Excluded Taxes or Other Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent the required receipts or other required documentary evidence, the Borrower shall indemnify the Administrative Agent and the Lenders for any incremental taxes, interest or penalties that may become payable by the Administrative Agent or any Lender as a result of any such failure.

(d)   Each Lender (or Transferee) that is not a "U.S. Person" as defined in Section 7701(a)(30) of the Code (a "Non-U.S. Lender") shall deliver to the Borrower and the Administrative Agent (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased) two copies of either U.S. Internal Revenue Service Form W-8BEN or Form W-8ECI, or, in the case of a Non-U.S. Lender claiming exemption from U.S. federal withholding tax under Section

871(h) or 881(c) of the Code with respect to payments of "portfolio interest", a statement substantially in the form of Exhibit H and a Form W-8BEN, or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Non-U.S. Lender claiming complete exemption from, or a reduced rate of, U.S. federal withholding tax on all payments by the Borrower under this Agreement and the other Loan Documents. Such forms shall be delivered by each Non-U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of any Participant, on or before the date such Participant purchases the related participation). In addition, each Non-U.S. Lender shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such Non-U.S. Lender. Each Non-U.S. Lender shall promptly notify the Borrower at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Borrower (or any other form of certification adopted by the U.S. taxing authorities for such purpose). Notwithstanding any other provision of this paragraph, a Non-U.S. Lender shall not be required to deliver any form pursuant to this paragraph that such Non-U.S. Lender is not legally able to deliver.

(e) If the Administrative Agent or any Lender determines, in its good faith discretion, that it has received a refund of any Non-Excluded Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.12, it shall pay over such refund to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.12 with respect to the Non-Excluded Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other Person.

(f) The agreements in this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

2.13. <u>Change of Lending Office</u>. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.11 or 2.12(a) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event with the object of avoiding the consequences of such event; provided that such designation is made on terms that, in the good faith judgment of such Lender, cause such Lender and its lending office(s) to suffer no economic, legal or regulatory disadvantage, and provided, further, that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.11 or 2.12(a).

2.14. <u>Fees</u>. (a) The Borrower shall pay to the Administrative Agent, for the account of each Revolving Credit Lender, a commitment fee (the "<u>Commitment Fee</u>") for the period commencing on the Closing Date to the Termination Date at the rate of 0.50% per annum on the average daily Available Revolving Credit Commitments. Such Commitment Fee, to the extent then accrued, shall be payable (i) monthly, in arrears, on the first day of each calendar month for fees accrued in the previous month, (ii) upon any reduction or termination, in whole or in part, of the Total Revolving Credit Commitment and (iii) on the Termination Date.

(b)   The Borrower agrees to pay to the Administrative Agent the fees in the amounts and on the dates from time to time agreed to in writing by the Borrower and the Administrative Agent.

(c)   The Borrower agrees to pay on the Closing Date, (i) CGMI an upfront fee of $1,937,500 for its own account; and (ii) Perry an upfront fee of $1,712,500 for its own account.

(d)   If the Borrower elects to extend the Termination Date in accordance with the provisions of the definition thereof, an extension fee of 1% of the aggregate of (i) the Term Loans outstanding as of such date, and (ii) the Total Revolving Credit Commitments as of such date shall be payable on each such extension date. Such extension fee shall be paid to the Administrative Agent for the account of the Lenders.

2.15.   Nature of Fees. All Fees shall be paid on the dates due, in immediately available funds, to the Administrative Agent (for the respective accounts of the Administrative Agent, the Joint Lead Arrangers and the Lenders), as provided herein. Once paid, none of the Fees shall be refundable under any circumstances.

2.16.   Priority and Liens. (a) The Loan Parties hereby covenant, represent and warrant that, upon entry of the Interim Order (and the Final Order), the Obligations of the Loan Parties hereunder and under the other Loan Documents and the Orders, (i) pursuant to Section 364(c)(1) of the Bankruptcy Code shall be entitled to joint and several Superpriority Claim status in the Cases, (ii) pursuant to Section 364(c)(2) of the Bankruptcy Code shall be secured by a perfected first priority lien on all property of the Debtors that is subject to the Released Liens and on all other property that is not subject to valid, perfected and non-avoidable liens as of the Closing Date, (iii) pursuant to Section 364(c)(3) of the Bankruptcy Code shall be secured by a perfected junior lien on all property of the Debtors that is subject to valid, perfected and non-avoidable liens in existence at the time of the commencement of the Cases or to valid liens in existence at the time of such commencement that are perfected subsequent to such commencement as permitted by Section 546(b) of the Bankruptcy Code (other than property that is subject to the Released Liens and which property will be covered under the liens granted to the Administrative Agent and the Lenders under paragraph (ii) above), and (iv) pursuant to Section 364(d)(1) of the Bankruptcy Code shall be secured by a perfected first priority, senior priming lien on all of the property of the Debtors that is subject to existing liens that are junior to the Released Liens, all of which existing liens (the "Primed Liens") shall be primed by and made subject and subordinate to the perfected first priority senior liens to be granted to the Administrative Agent and the Lenders, which senior priming liens in favor of the Administrative Agent and the Lenders shall also prime any liens granted after the commencement of the Cases to provide adequate protection in respect of any Permitted Liens but shall not prime liens, if any, to which the Primed Liens were subject at the time of the commencement of the Cases, subject and subordinate in each case with respect to subclauses (i) through (iv) above, only to the Permitted Liens and the fees and expenses subject to the Administrative Expense Carve-Out and the payments subject to the Employee Plans Carve-Out.

(b)   As to all Collateral, including without limitation, all cash, Cash Equivalents and real property the title to which is held by any Loan Party, or the possession of which is held by any Loan Party in the form of a leasehold interest, such Loan Party hereby assigns and conveys as security, grants a security interest in, hypothecates, mortgages, pledges and sets over unto the Administrative Agent all of the right, title and interest of the Borrower and such Guarantor in all of such Collateral, including without limitation, all cash, Cash Equivalents and owned real property and in all such leasehold interests, together in each case with all of the right, title and interest of the Borrower and such Guarantor in and to all buildings, improvements, and fixtures related thereto, any lease or sublease thereof, all general intangibles relating thereto and all proceeds thereof. The Borrower and each Guarantor acknowledge that, pursuant to the Orders, the Liens granted in favor of the Administrative Agent (on behalf of the Lenders) in all of the Collateral shall be perfected without the recordation of any Uniform Commercial Code financing statements, notices of Lien or other instruments of mortgage or assignment. The Borrower and each Guarantor further agree that (a) the Administrative Agent shall have the rights and remedies set forth in Section 10 in respect of the Collateral and (b) if requested by the Administrative Agent, the Borrower and each of the Guarantors shall enter into separate security agreements, pledge agreements and fee and leasehold mortgages with respect to such Collateral on terms reasonably satisfactory to the Administrative Agent.

2.17. <u>Payment of Obligations</u>. Upon the maturity (whether by acceleration or otherwise) of any of the Obligations under this Agreement or any of the other Loan Documents, the Lenders shall be entitled to immediate payment of such Obligations without further application to or order of the Bankruptcy Court.

2.18. <u>No Discharge; Survival of Claims</u>. The Borrower and each Guarantor agrees that to the extent its Obligations hereunder are not satisfied in full, (a) its Obligations arising hereunder shall not be discharged by the entry of a Confirmation Order (and each Loan Party, pursuant to Section 1141(d)(4) of the Bankruptcy Code, hereby waives any such discharge) and (b) the Superpriority Claim granted to the Administrative Agent and the Lenders pursuant to the Orders and described in Section 2.16 and the Liens granted to the Administrative Agent pursuant to the Orders and described in Section 2.16 shall not be affected in any manner by the entry of a Confirmation Order.

SECTION 3

REPRESENTATIONS AND WARRANTIES

In order to induce the Lenders to make the Loans hereunder, the Borrower and each of the Guarantors jointly and severally represent and warrant as follows:

3.1. <u>Organization and Qualification; Non-Contravention</u>. Each domestic Group Member (a) is duly organized, validly existing and in good standing under the laws of the state of its incorporation, has full and adequate corporate power to carry on its business as now conducted, is duly licensed or qualified in all jurisdictions wherein the nature of its activities requires such licensing or qualifying, except where the failure to be so licensed or qualified would not have a Material Adverse Effect, and (b) subject to the entry by the Bankruptcy Court of the Interim Order (or the Final Order, as applicable), has full right, power and authority and has taken all necessary corporate action (including the consent of shareholders if required) to enter into this Agreement and the other Loan Documents to which it is a party, to make the borrowings herein provided for, to execute and issue its Notes in evidence thereof, and to perform each and all of the matters and things herein and therein provided for.

3.2. <u>No Default</u>. Each Loan Party is in full compliance with all of the terms and conditions of this Agreement, and no Default or Event of Default is existing under this Agreement, the Orders or any of the Loan Documents.

3.3. <u>Statements Made</u>. The written statements, which have been made by any Loan Party to any of the Lenders (solely in their capacity as a Lender hereunder) or to the Bankruptcy Court in connection with any Loan Document, and any information, exhibit or report delivered pursuant hereto or thereto, taken as a whole and in light of the circumstances in which made and when made, contain no untrue statement of a material fact and do not omit to state a material fact necessary to make such statements not misleading in any case.

3.4. <u>Financial Statements</u>. The Borrower has furnished the Administrative Agent and the Lenders with copies of (i) the annual audit report as of June 30, 2003 and the accompanying financial statements of the Borrower and its Subsidiaries and (ii) unaudited financial statements of the Borrower and its Subsidiaries as of, and for the interim period ending March 31, 2004. All such financial statements fairly present in all material respects the financial condition of the Borrower and its Subsidiaries as at such dates and the results of their operations for the fiscal periods ended on such dates all in accordance with GAAP (except for the omission of footnotes and subject to normal year-end audit adjustments with respect to such unaudited statements, applied on a consistent basis, except as otherwise noted therein. The Borrower and its Subsidiaries have no material contingent liabilities other than as indicated on said financial statements.

3.5. <u>Subsidiaries</u>. Except as disclosed to the Administrative Agent and the Lenders by the Borrower in writing from time to time after the Closing Date, (a) Schedule 3.5 sets forth the name, location of chief executive office or sole place of business, location of Inventory and Equipment (as each such term is defined in the New York UCC) and jurisdiction of incorporation of each Subsidiary. Each Subsidiary is duly organized and validly existing under the laws of the state or country of its incorporation or formation, has full and adequate corporate power and authority to carry on its business as now conducted, and is duly licensed or qualified to do business in all jurisdictions wherein the nature of its activities requires such licensing or qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect.

3.6. <u>Debt and Security Interests</u>. The Borrower and its Subsidiaries have no Debt except Debt permitted by Section 6.2 hereof, and there are no Liens on any of the assets or Property of the Borrower or any Subsidiary except for those permitted by Section 6.1 hereof.

3.7. <u>Approvals</u>. Except for the entry of the Interim Order (or the Final Order as applicable), no authorization, consent, license exemption or filing or registration with any governmental agency or instrumentality is or will be necessary for the valid execution, delivery or performance by each Loan Party of the Loan Documents to which it is a party, or for the legality, validity or enforceability hereof or thereof.

3.8. <u>The Order</u>. As of the date of the making of any Extension of Credit hereunder, the Interim Order or the Final Order, as applicable, has been entered and has not been stayed, amended, vacated, reversed, rescinded or otherwise modified in any respect (except in accordance with the terms hereof).

3.9. <u>Environmental Matters; Hazardous Material</u>. Except as in the aggregate would not reasonably be expected to result in a Material Adverse Effect:

(a) the Properties of any Group Member do not contain any Materials of Environmental Concern in amounts or concentrations or under circumstances that constitute a violation of, or could give rise to any material liability under, any Environmental Law;

(b) no Group Member has received or is aware of any written notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters arising under or compliance with Environmental Laws with regard to any of the Properties or the business operated by any Group Member (the "<u>Business</u>") which could reasonably be expected to have a Material Adverse Effect, nor does any Group Member have knowledge or reason to believe that any such notice will reasonably be expected to be received or is being threatened;

(c)   Materials of Environmental Concern have not been transported or disposed of from the Properties in violation of, or in a manner or to a location that would reasonably be expected to give rise to any material liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that would reasonably be expected to give rise to any material liability under, any applicable Environmental Law;

(d)   except as disclosed on Schedule 3.9, no judicial proceeding or governmental or administrative action is pending or, to the knowledge of any Group Member, threatened, under any Environmental Law to which any Group Member is or, to the knowledge of any Group Member, will be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders outstanding under any Environmental Law with respect to the Properties or the Business;

(e)   there has been no release or threat of release of Materials of Environmental Concern at or from the Properties, or arising from or related to the operations of any Group Member in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that would reasonably be expected to give rise to any material liability under Environmental Laws;

(f)   the Properties and all operations at the Properties are in compliance, and have in the last five years been in compliance where the failure to be in compliance could reasonably be expected to have a Material Adverse Effect, with all applicable Environmental Laws, and there is no Material of Environmental Concern at, under or about the Properties or violation of any Environmental Laws with respect to the Properties or the Business where the failure to be in compliance could reasonably be expected to have a Material Adverse Effect; and

(g)   no Group Member has contractually assumed or, to the knowledge of any Group Member, assumed by operation of law any liability of any other Person under Environmental Laws.

3.10.   Litigation. Except as disclosed on Schedule 3.10, there is no litigation, labor controversy, governmental proceeding or investigation pending, nor to the knowledge of the Borrower threatened, against any Group Member which could reasonably be expected to have a Material Adverse Effect.

3.11.   Federal Regulations. No part of the proceeds of any Loans, and no other extensions of credit hereunder, will be used for "buying" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U or X as now and from time to time hereafter in effect or for any purpose that violates the provisions of the Regulations of the Board of Governors.

3.12.   Compliance with Law. Neither the Borrower nor any Subsidiary is in violation of any law, statute, regulation, ordinance, judgment, order or decree applicable to it which violation could reasonably be expected to have a Material Adverse Effect.

3.13.   Taxes. Except as disclosed on Schedule 3.13, the Borrower and its Subsidiaries have filed or caused to be filed all Federal, state and other material tax returns that are required to be filed and have paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority. To the knowledge of the Borrower and its Subsidiaries except as set forth on Schedule 3.10, no claim is being asserted, with respect to any such material tax, fee or other charge.

3.14.   ERISA. The Borrower and its Subsidiaries are in compliance in all material respects with ERISA to the extent applicable to it and neither the Borrower nor any Subsidiary has received any notice to the contrary from the PBGC or any other governmental entity or agency. No steps have been taken to terminate any Plan, and no contribution failure has occurred with respect to any Plan sufficient to give rise to a Lien under Section 302(f) of ERISA. Except for the commencement of the Cases, no condition exists or event or transaction has occurred with respect to any Plan which might result in the incurrence by the Borrower or any Subsidiary of any material liability, fine or penalty.

3.15.   Enforceability. This Agreement and the other Loan Documents to which the Loan Parties are a party are the legal, valid and binding agreements of each Loan Party, enforceable against them in accordance with its terms and the Orders.

3.16.   Investment Company Act; Public Utility Holding Company Act; Other Regulations. No Loan Party is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or a "subsidiary" of a "holding company," within the meaning of the Public Utility Holding Company Act of 1935, as amended. No Loan Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Debt.

3.17.   Restrictive Agreements. Except for contractual restrictions on the ability of the Borrower's Subsidiaries to pledge their equity interests in Houston Ammonia Terminal, L.P. and/or the Trinidad Interests, no Group Member is a party to any contract or agreement, or subject to any charge or other corporate restriction, which affects its ability to execute, deliver and perform the Loan Documents to which it is a party and repay its indebtedness, obligations and liabilities under the Loan Documents or which could reasonably be expected to have a Material Adverse Effect.

3.18.   No Default Under Other Agreements. Except for defaults arising from the filing of the Cases, no Group Member is in default with respect to any note, indenture, loan agreement, mortgage, lease, deed, or other agreement to which it is a party or by which it or its Property is bound, which default could reasonably be expected to have a Material Adverse Effect.

3.19.   Material Adverse Effect. Since the Closing Date, there has not occurred, or become known, any event or condition that has had, or could reasonably be expected to have, a Material Adverse Effect.

SECTION 4

CONDITIONS PRECEDENT

4.1.   Conditions to Initial Extension of Credit. The obligation of each Lender to make or participate in the initial Extension of Credit is subject to the satisfaction, immediately prior to or currently with the making of such Extension of Credit, of the following conditions precedent:

(a)   Loan Documents. The Administrative Agent shall have received (i) this Agreement, executed and delivered by a duly authorized officer of each Loan Party, with a counterpart for each Lender and (ii) the MCHI Guaranty (to be held in escrow pending receipt of Ex-Im Bank consent as contemplated by Section 5.15) executed and delivered by a duly authorized officer of MCHI, with a counterpart for each Lender; and (iii) any other Loan Documents required to be delivered by the Closing Date, in each case executed and delivered by a duly authorized officer of the relevant Loan Party.

(b) <u>Corporate Documents and Proceedings</u>. The Borrower shall have delivered to the Administrative Agent for the benefit of the Lenders: (a) copies, certified as true, correct and complete by the Secretary or Assistant Secretary of the Borrower and each Guarantor, of resolutions regarding the transactions contemplated by this Agreement, duly adopted by the Board of Directors (or equivalent body) of the Borrower and each Guarantor and satisfactory in form and substance to the Administrative Agent; (b) an incumbency and signature certificate for the Borrower and each Guarantor satisfactory in form and substance to the Administrative Agent; (c) copies (executed or certified, as may be appropriate) of all legal documents or proceedings taken in connection with the execution and delivery of this Agreement and the other Loan Documents to the extent the Administrative Agent may reasonably request; and (d) a Borrowing Base Report showing the calculation of the Borrowing Base as of the Friday immediately preceding the Closing Date.

(c) <u>Interim Order</u>. The Interim Order in the form of Exhibit G hereto shall have been entered after notice given and a hearing conducted in accordance with Bankruptcy Rule 4001(c) by the Bankruptcy Court and shall be in full force and effect and shall not have been amended, modified, stayed, vacated, reversed or rescinded in any respect.

(d) <u>Budget</u>. Receipt by the Administrative Agent of the Budget, in form and substance reasonably satisfactory to the Lenders.

(e) <u>Payment of Fees</u>. The Administrative Agent shall have received all fees and other amounts then due and payable to it and to the Joint Lead Arrangers in connection with the execution and delivery of this Agreement and the transactions contemplated hereby.

(f) <u>Insurance</u>. The Administrative Agent shall have received evidence of insurance required by Section 5.3 hereof.

(g) <u>Trustee</u>. No trustee, or other disinterested person with expended powers pursuant to Section 1104(c) of the Bankruptcy Code, shall have been appointed or designated with respect to any Debtor or its respective business or Properties, including, without limitation the Collateral, no order shall be entered appointing such a trustee or other disinterested person and no motion shall be pending seeking such relief.

(h) <u>Costs and Expenses</u>. The Borrower shall have paid the reasonable costs and expenses (including the reasonable fees and expenses of Simpson Thacher & Bartlett LLP, Simpson Thacher & Bartlett LLP's local counsel and all collateral review and audit fees incurred by the Administrative Agent) incurred by the Lenders and the Administrative Agent in connection with this Agreement and the transaction contemplated hereby for which the Borrower has received an invoice.

(i) <u>Legal Opinion</u>. The Administrative Agent shall have received the legal opinion of Phelps Dunbar LLP, counsel to the Loan Parties, addressed to the Administrative Agent and the Lenders and otherwise substantially in the form of Exhibit C hereto, such legal opinion to cover such other matters incident to the transactions contemplated by this Agreement as the Administrative Agent may reasonably require.

4.2.   <u>Conditions to Each Extension of Credit</u>. The obligation of the Lenders to make each Extension of Credit, including the initial Extension of Credit, is subject to the following conditions precedent:

(a) <u>Representations and Warranties</u>. Each of the representations and warranties set forth in Section 3 hereof shall be and remain true and correct as of said time, except that the representations and warranties made under Section 3.4 shall be deemed to refer to the most recent financial statements furnished to the Lenders pursuant to Section 5.1 hereof.

(b) <u>No Default or Event of Default</u>. The Borrower shall be in full compliance with all of the terms and conditions hereof, and no Default or Event of Default shall have occurred and be continuing on such Borrowing Date or after giving effect to such Extensions of Credit on such Borrowing Date.

(c) <u>Bankruptcy Court Approval</u>. The Interim Order shall be in full force and effect and shall not have been stayed, reversed, vacated, rescinded, modified or amended in any respect; provided that at the time of the making of any Loan the aggregate amount of either of which, when added to the sum of the principal amount of all Loans then outstanding would exceed the amount authorized by the Interim Order (collectively, the "<u>Additional Credit</u>"), the Administrative Agent and each of the Lenders shall have received a certified copy of the Final Order which, in any event, shall have been entered by the Bankruptcy Court no later than August 15, 2004 and at the time of the extension of any Additional Credit the Final Order shall be in full force and effect, and shall not have been vacated, stayed, reversed, modified or amended in any respect without the prior written consent of the Administrative Agent, the Required Lenders; and if either the Interim Order or the Final Order is the subject of a pending appeal in any respect, none of the making of such Extensions of Credit, the grant of Liens and Superpriority Claims pursuant to Section 2.16 or the performance by the Borrower or any Guarantor of any of their respective obligations under any of the Loan Documents shall be the subject of a presently effective stay pending appeal.

(d) <u>Payment of Fees</u>. The Borrower shall have paid to the Administrative Agent, the Joint Lead Arrangers and the Lenders the then unpaid balance of all accrued and unpaid Fees, expenses and other amounts then due and payable under and pursuant to this Agreement or the Interim Order (or the Final Order, as applicable).

(e) <u>Borrowing Base Report</u>. The Administrative Agent shall have received the timely delivery of the most recent Borrowing Base Report (dated no more than seven (7) days prior to the making of a Loan) required to be delivered hereunder.

(f) <u>Cash Management Order</u>. With respect to any Extension of Credit after July 31, 2004, a cash management order, which order shall include procedures requiring all proceeds of Collateral and all revenues, income and cash flow of the Borrower and the Guarantors to be deposited in a Collection Account or such other arrangement as is acceptable to the Administrative Agent such that, except with respect to the Petty Cash and Payroll Accounts, the Administrative Agent attains exclusive dominion and control over such accounts and proceeds of collection deposited therein, shall have been entered by the Bankruptcy Court and shall be in full force and effect and shall not have been amended, modified, stayed, vacated, reversed or rescinded in any respect.

The request by the Borrower for, and the acceptance by the Borrower of, each extension of credit hereunder or a release of cash held in the Concentration Account shall be deemed to be a representation and warranty by the Borrower that the conditions specified in this Section 4.2 have been satisfied or waived at that time.

SECTION 5

AFFIRMATIVE COVENANTS

Each of the Loan Parties hereby agrees that, so long as the Commitments remain in effect, or any Extension of Credit remains outstanding and unpaid or other amount is owing to any Lender or the Administrative Agent hereunder or under any other Loan Document, such Loan Party shall and shall cause each of its Subsidiaries to:

5.1.   Financial Statements, Etc. Maintain a system of accounting in accordance with sound accounting practice and deliver promptly to the Administrative Agent, and each Lender such information regarding the business and financial condition of the Borrower and its Subsidiaries as may be reasonably requested by the Administrative Agent from time to time and, without any request, deliver to the Administrative Agent and each Lender:

(a)   as soon as available and in any event within 90 days after the end of each fiscal year of the Borrower, a copy of the audit report for such year and accompanying financial statements, including consolidated balance sheets and statements of income for the Borrower and its Subsidiaries showing in comparative form the figures for the previous fiscal year of the Borrower, all in reasonable detail, prepared and certified by KPMG, LLP or other independent public accountants of nationally recognized standing selected by the Borrower and reasonably satisfactory to the Administrative Agent and copies of unaudited consolidating balance sheets and statements of income for the Borrower and its Subsidiaries;

(b)   as soon as available and in any event within 45 days after the end of each of the first three quarterly fiscal periods of each fiscal year of the Borrower, a copy of consolidated and consolidating balance sheets and income statements and consolidated cash flows statements for the Borrower and its Subsidiaries for such quarterly period and the year to date and for the corresponding periods of the preceding fiscal year, all in reasonable detail, prepared by the Borrower and certified by the chief financial officer of the Borrower;

(c)   as soon as available and in any event not later than 15 days after the end of each month, a copy of consolidated and consolidating balance sheets and income statements and consolidated cash flow statements for the Borrower and its Subsidiaries for such month and the year to date and for the corresponding periods of the preceding fiscal year, all in reasonable detail, prepared by the Borrower and certified by the chief financial officer of the Borrower;

(d)   together with the financial statements delivered pursuant to Sections 5.1(a), (b) and (c), a Compliance Certificate in the form of Exhibit D, prepared and signed by the president or chief financial officer of the Borrower;

(e)   promptly upon their becoming available, copies of all registration statements and regular periodic reports, if any, which the Borrower shall have filed with the Securities and Exchange Commission or any governmental agency substituted therefor, or any national securities exchange, including copies of the Borrower's Form 10-K annual report, including financial statements audited by KPMG, LLP or other independent public accountants of nationally recognized standing selected by the Borrower and reasonably satisfactory to the Required Lenders, its form 10-Q quarterly report to the Securities and Exchange Commission and any Form 8-K filed by the Borrower with the Securities and Exchange Commission;

(f)   promptly upon the mailing thereof to the shareholders of the Borrower generally, copies of all financial statements, reports and proxy statements so mailed;

(g)   as soon as available, but in any event by Wednesday of each week, commencing with the week following the Closing Date, a Borrowing Base Report setting forth the computation of the Borrowing Base as of the last Business Day of the preceding week, together with such other information as such certificate requires, certified as correct by the chief financial officer of the Borrower (it being agreed that the Borrower may elect to deliver a Borrowing Base Report more frequently than required by this Section 5.1(g));

(h) as soon as available, and in any event within fifteen days after the end of each month, commencing with the month ending June 30, 2004, an accounts receivable and accounts payable aging, an accounts receivable concentration and reconciliation report, an inventory report (broken down by category), information as to the amount of accrued and pending applications for professional fees as of the end of such month which would form part of the Administrative Expense Carve-Out, and such other information and reports as the Administrative Agent may reasonably request, each as of the close of such period and in reasonable detail prepared by the Borrower and certified to by the Chief Financial Officer of the Borrower;

(i) as soon as available and in any event within fifteen days after the end of each month, commencing with the month ending July 31, 2004, a report (the "Budget Report") in such form (i) showing the actual receipts and disbursements of the Borrower and its Subsidiaries during the immediately preceding month, and (ii) comparing the actual receipts and disbursements for the Borrower and its Subsidiaries to the receipts and disbursements shown in the Budget both for the month covered by such Budget Report and on a cumulative basis for the period from the Closing Date to the date of the Budget Report in each of the categories set forth in the Budget, each Budget Report to be in form and substance reasonably satisfactory to the Administrative Agent and certified by the chief financial officer of the Borrower;

(j) to the extent not otherwise provided directly to the Administrative Agent by the Bankruptcy Court, furnish to the Administrative Agent or its counsel promptly after the same is available, copies of all pleadings, motions, applications, judicial information, financial information and other documents filed by or on behalf of the Borrower or any of the Guarantors with the Bankruptcy Court in the Chapter 11 Cases, or distributed by or on behalf of the Borrower or any of the Guarantors to any official committee appointed in the Chapter 11 Cases; and

(k) (to be delivered to the Administrative Agent only), promptly upon receiving the same, copies of all written offers which the Borrower should reasonably expect to be of interest to the Lenders and agreements regarding the sale or recapitalization of the Borrower or any part of the Borrower's business.

All such financial statements delivered pursuant to Sections 5.1(a), (b) and (c) shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein).

5.2. Compliance with Laws, etc. Comply in all material respects with all applicable laws, rules, regulations and orders, including Environmental Laws, such compliance to include (without limitation) the maintenance and preservation of its corporate or partnership existence and qualification as a foreign corporation or partnership.

5.3. Maintenance of Property; Insurance. Keep and maintain all of its Properties necessary or useful in its business in good condition and make all necessary renewals, replacements, additions, betterments and improvements thereto; provided, however, that nothing in this Section shall prevent the Borrower or any Subsidiary from discontinuing the operating and maintenance of any of its properties if such discontinuance is, in the judgment of the Borrower, desirable in the conduct of its business and not disadvantageous in any material respect to the Lenders. Maintain with insurers recognized as financially sound and reputable by prudent business persons insurance policies in such forms and amounts and against such risks (but including in any event public liability, product liability and business interruption) as are customarily insured against by companies engaged in the same or a similar business. Make the Administrative Agent co-insured and loss payee under all such policies. The Borrower shall provide the Administrative Agent with evidence of insurance maintained by it upon the Administrative Agent's request.

5.4.   Inspection. Permit and cause each Subsidiary to, permit the Administrative Agent, by its representatives, to inspect any of the Properties, corporate books and financial records of the Borrower, and each Subsidiary, to examine and make copies of the books of accounts and other financial records of the Borrower and its Subsidiaries and to discuss the affairs, finances and accounts of the Borrower and its Subsidiaries with, and to be advised as to the same by, its officers at such reasonable times and reasonable intervals as the Required Lenders may reasonably request. The Borrower shall pay the reasonable costs and expenses of the Administrative Agent in connection with any inspection of the Borrower's and its Subsidiaries' books and records.

5.5.   Notice of Suit or Adverse Change in Business or Default. As soon as possible, and in any event within five days after the Borrower or any Subsidiary learns of the following, give written notice to the Administrative Agent and the Lenders, of:

(a)   any material proceedings being instituted by or against the Borrower or any Subsidiary in any federal, state, local or foreign court or before any commission or other regulatory body (federal, state, local or foreign);

(b)   any Material Adverse Effect; and

(c)   the occurrence of any Default or Event of Default.

5.6.   Taxes. Duly pay and discharge all taxes, rates, assessments, fees and governmental charges upon or against the Borrower or any Subsidiary or against its Properties in each case before the same becomes delinquent and before penalties accrue thereon; provided, however, that the Loan Parties shall not be required to pay and discharge or to cause to be paid and discharged any such obligation, tax, assessment, charge, levy or claim so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings or such obligations arose prior to the Petition Date.

5.7.   Employee Benefits. Promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed is likely to result in the imposition of a lien against any of its Property and will promptly notify the Administrative Agent of (a) the occurrence of any reportable event (as defined in ERISA) which might result in the termination by the PBGC of any Plan, (b) receipt of any notice from PBGC of its intention to seek termination of any such Plan or appointment of a trustee therefor, and (c) its intention to terminate or withdraw from any Plan. The Borrower will not, and will not permit any Subsidiary to, voluntarily terminate any such Plan or withdraw therefrom unless it shall be in compliance with all of the terms and conditions of this Agreement after giving effect to any liability to PBGC resulting from such termination or withdrawal.

5.8.   Use of Revolving Credit Loans. Use the proceeds of the Revolving Credit Loans made hereunder

(a)   in the case of the initial Revolving Credit Loans made on the Closing Date to make re-payment of all amounts outstanding under the Harris DIP Credit Agreement, the Supplemental DIP Credit Agreement and the Prepetition Credit Agreement to the extent that such amounts are not repaid with the proceeds of the Term Loans;

(b)   for the payment of professional fees of the Administrative Agent;

(c)   for the payment of interest, fees and expenses payable hereunder;

(d)   for payment of the Costs of Reorganization; and

(e)   in accordance with the Budget, for working capital and other general corporate purposes of the Borrower.

5.9.   Use of Term Loans. Use the proceeds of the Term Loans made hereunder on the Closing Date firstly to repay in full all amounts outstanding under the Supplemental DIP Credit Agreement and the Pre-Petition Credit Agreement and secondly, to the extent of any excess, for payment of fees and expenses payable hereunder and working capital purposes of the Borrower.

5.10.   Provisions Applicable Upon the Occurrence of an Event of Default. Upon the occurrence of an Event of Default, the Borrower may use Cash Collateral for five Business Days in an amount necessary to pay its payroll plus up to the lesser of $3,000,000 or the amount set forth in the Budget (other than payroll) for that period (or such other greater amount as may be approved by (i) the Administrative Agent in the case of amounts that do not exceed $5,000,000 and (ii) the Required Lenders in the case of amounts that do exceed $5,000,000.

5.11.   Approved Plan. File with the Bankruptcy Court no later than July 31, 2004 an Approved Plan with the Bankruptcy Court (which may be by way of modification to the Debtors' Joint Plan of Reorganization filed in the Cases on April 15, 2004) and pursue in good faith and within its fiduciary duties obtaining confirmation of the Approved Plan expeditiously, unless the Administrative Agent, the Joint Lead Arrangers and the Required Lenders agree otherwise.

5.12.   Bank Accounts. (i) Maintain the Collection Accounts listed on Schedule 5.12 with the banks listed thereon and deposit all proceeds of Collateral and all revenues, income and cash flow of the Borrower and the Guarantors into a Collection Account immediately upon receipt, (ii) on or before July 31, 2004 ensure that the Administrative Agent has exclusive dominion and control over the Collection Accounts and the proceeds of collection deposited therein or enter into such arrangement with respect to such accounts as may be acceptable to the Administrative Agent, and (iii) until such time as the Administrative Agent has exclusive dominion and control over the Collection Accounts, by no later than 2:00 P.M. New York City time, on each Business Day transfer the balances in the Collection Accounts (in excess of $1,000,000 in the aggregate) to the Concentration Account.

5.13.   Trinidad. If any financing arrangements to which any of MCHI, MissChem (Barbados) SRL, MissChem Trinidad Limited, FMCL are a party replaced or refinanced prior to the Termination Date, ensure that the terms of such replacement or refinancing permit the issuance or existence of the MCHI Guaranty and does not restrict a pledge of the Trinidad Interests to secure the Obligations.

5.14.   Pledged Stock. No later than 5 Business Days following the Closing Date, deliver to the Administrative Agent (i) the certificates representing the shares of Capital Stock pledged pursuant hereto together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof and (ii) each promissory note (if any) pledged to the Administrative Agent pursuant hereto endorsed (without recourse) in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof.

5.15. <u>MCHI Guaranty.</u> Deliver the MCHI Guaranty on the Closing Date to be held in escrow pending receipt by the Borrower of consent from Ex-Im Bank to the issuance of the MCHI Guaranty. Upon receipt of such consent the MCHI Guaranty will be automatically released from escrow and shall become effective in accordance with its terms. The Borrower will use its commercially reasonable best efforts to obtain such consent from Ex-Im Bank as soon as practicable following the Closing Date.

SECTION 6

NEGATIVE COVENANTS

Each of the Loan Parties hereby agrees that, so long as the Commitments remain in effect, or any Loan or other amount is owing to any Lender or the Administrative Agent hereunder or under any other Loan Document, such Loan Party shall not, and shall not permit any Subsidiary directly or indirectly, to:

6.1. <u>Limitation on Liens.</u> Pledge, mortgage or otherwise encumber or subject to or permit to exist upon or be subjected to any Lien (including any conditional sale or other title retention agreement and any lease in the nature thereof) on any of its Properties or any of the Collateral of any kind or character, whether now owned or hereafter acquired, except for:

(a) Released Liens;

(b) Liens existing on the date hereof and listed on Schedule 3.6;

(c) Liens, pledges or deposits for worker's compensation, unemployment insurance, old age benefits or social security obligations, taxes, assessments, statutory obligations or other similar charges, good faith deposits made in connection with the Purchasing Card Program, tenders, contracts or leases to which the Borrower or any Subsidiary is a party, deposits in amounts approved by the Bankruptcy Court prior to the date hereof or otherwise approved by the Required Lenders with Entergy Koch Trading Company to secure margin accounts on gas trading contracts or other deposits required to be made in the ordinary course of business, provided in each case the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate proceedings and adequate reserves have been provided therefor in accordance with generally accepted accounting principles and that the obligation is not for borrowed money, customer advances, trade payables, or obligations to agricultural producers;

(d) the pledge of assets for the purpose of securing an appeal or stay or discharge in the course of any legal proceedings, provided that the aggregate amount of liabilities of the Borrower or any Subsidiary so secured by a pledge of property permitted under this subsection (d) including interest and penalties thereon, if any, shall not be in excess of $2,000,000 at any one time outstanding;

(e) Liens for property taxes and assessments or governmental charges or levies which are not yet due and payable and Liens in certificates of deposit or money market accounts in connection with the Purchasing Card Program;

(f) Liens incidental to the conduct of business or the ownership of properties and assets (including warehousemen's and attorneys' liens and statutory landlords' liens) or other liens of like general nature incurred in the ordinary course of business and not in connection with the borrowing of money, provided in each case, the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate actions or proceedings and adequate reserves have been provided therefor in accordance with generally accepted accounting principles, consistently applied;

(g) minor survey exceptions or minor encumbrances, easements or reservations, or rights of others for rights-of-way, utilities and other similar purposes, or zoning or other restrictions as to the use of real properties, which are necessary for the conduct of the activities of the Borrower and its Subsidiaries or which customarily exist on properties of corporations engaged in similar activities and similarly situated and which do not in any event materially impair their use in the operation of the business of the Borrower and its Subsidiaries;

(h) the interests of lessors under Capitalized Leases;

(i) Liens securing the Borrower's and its Subsidiaries' debt, obligations and liabilities in connection with industrial revenue bonds issued for their account which are permitted by Section 6.2(b), provided such Liens attach only to the Property financed by such industrial revenue bonds;

(j) Liens upon tangible personal property acquired after the date hereof (by purchase, construction or otherwise), or upon other Property acquired after the date hereof as a capital expenditure, by the Borrower or any of its Subsidiaries, each of which Liens either (A) existed on such Property before the time of its acquisition and was not created in anticipation thereof or (B) was created solely for the purpose of securing debt representing, or incurred to finance, refinance or refund, the cost of such Property; provided that (i) no such Lien shall extend to or cover any Property of the Borrower or any of its Subsidiaries other than the Property so acquired, and (ii) the principal amount of debt secured by any such Lien shall not exceed the fair market value of such Property at the time of acquisition, and (C) the aggregate principal amount of all debt secured by such Liens shall not at any one time exceed $5,000,000; and

(k) Liens granted pursuant to the Deed of Charge (Shares and Securities) dated as of November 10, 1998, among J.P. Morgan Chase Bank, a collateral trustee, the Borrower, and certain of its Subsidiaries, Farmland Industries, Inc. and certain of its Subsidiaries, and FMCL, as amended by that certain Novation and Variation of Deed of Charge (Shares and Securities), dated as of May 7, 2003, by and among Farmland Trinidad Limited, MissChem Trinidad Limited, Farmland Industries, Inc., Mississippi Chemical Corporation, Koch Mineral Services, LLC, and JPMorgan Chase Bank, and Farmland MissChem Limited.

6.2. Limitation on Debt Obligations. Issue, incur, assume, create or have outstanding any Debt, nor be or remain liable, whether as endorser, surety, guarantor or otherwise, for or in respect of any Debt of any other Person, other than:

(a) debt of the Borrower and the Guarantors arising under or pursuant to this Agreement or the other Loan Documents;

(b) debt of the Borrower or the Borrower's Subsidiaries relating to industrial revenue bonds issued for their account and outstanding on the Petition Date, and any debt issued or incurred to refinance such debt in a principal amount that does not exceed the principal amount of the debt being refinanced;

(c) the liability of the Borrower and its Subsidiaries arising out of the endorsement for deposit or collection of commercial paper received in the ordinary course of business;

(d) debt of the Borrower and its Subsidiaries existing on the date hereof and listed on Schedule 6.2 hereof, and, other than in the case of the Debt relating to the Harris DIP Credit Agreement, the Supplemental DIP Credit Agreement and the Pre-petition Credit Agreement, any debt issued or incurred to refinance any of the foregoing permitted debt, provided that the principal amount of such refinancing debt does not exceed the principal amount outstanding at such time of the debt being refinanced;

(e) the liability of the Borrower with respect to the Farmland MissChem Project Contingent Obligations disclosed on Exhibit E hereto;

(f) debt of the Borrower evidenced by the Senior Notes;

(g) debt for borrowed money or Capitalized Lease Obligations of the Borrower and its Subsidiaries not otherwise permitted by this Section 6.2; provided that the aggregate principal amount of all such debt shall not exceed $2,000,000 at any time;

(h) the debt of the Borrower to any Subsidiary or any Subsidiary to the Borrower or any other Subsidiary provided that the aggregate principal amount of all such debt of any Loan Party owing to any Subsidiary which is not a Loan Party shall not exceed $1,000,000 at any time; and

(i) debt of the Borrower pursuant to performance guarantees issued by the Borrower to secure performance of contracts entered into by a Subsidiary of the Borrower.

6.3.   Consolidation and Merger. Consolidate with or merge into any Person or permit any Person to merge into it, except that any Subsidiary may be merged or consolidated with or into:

(a) the Borrower, if the Borrower should be the continuing or surviving entity; or

(b) any other Subsidiary which is a Loan Party.

6.4.   Limitation on Sale of Assets. Sell, lease, assign, transfer or otherwise dispose of (whether in one transaction or in a series of related transactions) all or any of its Property, whether now owned or hereafter acquired, to any Person outside the ordinary course of business without the prior approval of the Required Lenders and the Bankruptcy Court, except:

(a) sale of its Inventory in the ordinary course of business;

(b) sales or leases of its machinery and equipment that is obsolete, unusable or not needed for the Borrower's or such Subsidiary's operations in the ordinary course of business;

(c) sales of precious metals used as catalysts sold and replaced with similar precious metals in the ordinary course of business;

(d) the sale of stock or assets as contemplated by the Supplemental Letter; and

(e) sales of Property producing Net Cash Proceeds of not more than the sum of $8,500,000 in the aggregate from the Closing Date through the Termination Date.

6.5.   Limitation on Issuances of Dividends and Certain Other Restricted Payments. In the case of the Borrower, (a) Declare or pay any dividends or make any distribution on any class of its capital stock or (b) make any other distributions with respect to its capital stock (collectively, "Restricted Payments").

6.6. <u>Limitation on Investments, Loans and Advances</u>. Make any investment (whether through the purchase of stock, obligations or otherwise) in, or make any loan or advance to, any other Person, except:

(a) investments shown on Schedule 6.6 hereto;

(b) investments by the Borrower or any Subsidiary in loans and advances from the Borrower or any Subsidiary to, any Subsidiary which is a Loan Party;

(c) intercompany Investments (i) by any Loan Party in the Borrower or another Loan Party that, prior to such investment, is a wholly owned Guarantor or (ii) listed on Schedule 6.6;

(d) Investments (including debt obligations) received in connection with bankruptcy or reorganization of suppliers and customers in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(e) Hedging Agreements with Lenders or hedging agreements approved by the Bankruptcy Court prior to the date hereof or otherwise approved by the Required Lenders with respect to purchases of natural gas and other raw materials to be used in the businesses of the Loan Parties; <u>provided</u> that such purchases are entered into the ordinary course of business and for bona fide business (and not speculative) purposes;

(f) deposits made in the ordinary course of business to secure the performance of leases or other contractual arrangements;

(g) loans and advances to employees in the ordinary course of business provided the aggregate principal amount of all such loans and advances made by the Borrower or any of its Subsidiaries shall not exceed $500,000 at any time;

(h) cash or Cash Equivalents maintained by the Borrower or any Subsidiary in (a) the Concentration Account and (b) in the accounts listed on Schedule 5.12 not to exceed $1,000,000 at any time.

6.7. <u>Transactions with Affiliates</u>. Enter into any transaction, including without limitation, the purchase, sale, lease or exchange of any Property, or the rendering of any service, with any Affiliate of the Borrower except in the ordinary course of, and pursuant to the reasonable requirements of, the Borrower's or such Subsidiary's business and upon fair and reasonable terms no less favorable to such Loan Party than would be obtained in a comparable arm's-length transaction with a Person not an Affiliate of the Borrower, provided that the Borrower may continue to engage in the following practices: (i) allocation of overhead expenses among the Borrower and its Subsidiaries, (ii) the floor price provision of the ammonia purchase agreements between the Borrower and FMCL, (iii) product pricing among the Borrower and one or more Subsidiaries and Mississippi Chemical Company, L.P., (iv) management services provided by Mississippi Chemical Management Company to Houston Ammonia Terminal, L.P. and to FMCL Limited Liability Company, and (v) transactions between the Borrower and Guarantors and transactions between Guarantors. The inclusion of paragraphs (ii), (iii) and (iv) above shall not be interpreted to mean the Borrower is taking the position that such transactions are not on an arms' length basis.

6.8. <u>Sale and Leaseback Transactions</u>. Enter, directly or indirectly, into any arrangement with any Person providing for the Borrower or a Subsidiary to lease or rent Property that the Borrower or a Subsidiary has or will sell or otherwise transfer to such Person.

6.9. <u>Fiscal Periods</u>. Change its fiscal periods.

6.10. <u>New Subsidiaries</u>. Directly or indirectly organize or acquire any Subsidiary not listed on Schedule 3.5 attached hereto.

6.11. <u>Chapter 11 Claims</u>. Create, incur, assume, or suffer to exist (in each case, to "Incur") or permit any unsecured claim in the Chapter 11 Cases or (subject to Section 726(b) of the Bankruptcy Code) any superseding case or cases under Chapter 7 of the Bankruptcy Code (including, without limitation, any deficiency claim remaining after the satisfaction of a Lien that secures a claim) to be pari passu with or senior to the claims of the Administrative Agent and the Lenders against the Borrower and the Guarantors for the Obligations, or apply to the Bankruptcy Court for authority so to do, except for the Administrative Expense Carve-Out and the Employee Plans Carve-Out.

6.12. <u>No Restrictions on Subsidiaries</u>. Assign, sell or transfer, nor shall it permit any Subsidiary to issue, assign, sell or transfer, any shares of capital stock or other equity interests of a Subsidiary except as permitted by Section 6.4; <u>provided</u>, <u>however</u>, that the foregoing shall not operate to prevent

(a) Liens on the capital stock or other equity interests of Subsidiaries granted to the Administrative Agent pursuant to the Orders, this Agreement or the Security Documents,

(b) the issuance, sale, and transfer to any person of any shares of capital stock of a Subsidiary solely for the purpose of qualifying, and to the extent legally necessary to qualify, such person as a director of such Subsidiary, and

(c) any transaction permitted by Section 6.7 above.

6.13. <u>Capital Expenditures</u>. Expend or become obligated for Capital Expenditures during each period commencing on July 1, 2004, through the last day of each month in an aggregate amount for the Borrower and its Subsidiaries in excess of the amount shown on Schedule 6.13 for such period.

6.14. <u>Minimum EBITDA</u>. The Borrower will, as of the last day of each month commencing July 31, 2004, have EBITDA for the period from July 1, 2004, through the last day of such month in an amount not less than the amount shown for such period on Schedule 6.14.

6.15. <u>Assets, Purchases, Executory Contracts, Pre-Petition Debt and Payments Outside the Ordinary Course of Business</u>. Directly or indirectly

(a) purchase any assets outside the ordinary course of business,

(b) assume any material executory contracts (other than executory contracts subject to pending motions for assumption) under Section 365 of the Bankruptcy Code without the prior approval of the Administrative Agent,

(c) pay any pre-petition debt, other than (i) the Pre-Petition Obligations as permitted by this Agreement and the Orders, (ii) pre-petition obligations owed to Normalized Trade Creditors to the extent set forth in the Budget, and (iii) pre-petition obligations to other Essential Trade Creditors that are not trade creditors, to the extent set forth in the Budget, and

(d) make any payments outside the ordinary course of their respective businesses, in each case without prior approval of the Bankruptcy Court.

6.16. <u>Limitation on Restrictions on Disclosure of Certain Information</u>. Directly or indirectly enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of the Borrower to disclose to the Administrative Agent or the Lenders the information and matters the Borrower is required to report pursuant to Section 5.1(i) of this Agreement.

6.17. <u>The Budget</u>. (a) Permit the aggregate disbursements for any month in the Budget, and the cumulative disbursements for each period from July 1, 2004 through the last day of any month, to exceed the amounts set forth in the Budget for such month or period, in each case if after giving effect thereto the Borrower would not be in compliance with the Borrowing Base requirements of this Agreement. Notwithstanding anything to the contrary contained herein, variances from the Budget shall be permitted so long as the Borrower remains in compliance with the Borrowing Base requirements of this Agreement and with Sections 6.13 and 6.14 hereof.

(b) The Budget may be modified with the written approval of the Administrative Agent.

(c) The Budget shall be redetermined to the Required Lenders' reasonable satisfaction within fifteen (15) days following the consummation of any Disposition that results in cash proceeds in excess of $1,000,000 and that was not contemplated by the Budget.

SECTION 7

EVENTS OF DEFAULT

If one or more of the following events (herein called "<u>Events of Default</u>") shall occur and be continuing:

(a) The Borrower shall fail to (i) pay any principal of any Loan when due in accordance with the terms hereof or any other Loan Document, (ii) pay any interest on any Loan within one Business Day after any such interest becomes due in accordance with the terms thereof or hereof, or (iii) pay any other amount payable hereunder or under any other Loan Document within three Business Days after any such other amount becomes due in accordance with the terms thereof or hereof; or

(b) Any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or which is contained in any certificate, document or financial or other statement furnished at any time under or in connection with this Agreement or any other Loan Document shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c) The Borrower or any of its Subsidiaries shall default in the observance or performance of any covenant or other agreement contained in Sections 2.9, 5.1, 5.2, 5.3, 5.4, 5.5, 5.8, 5.9, 5.11, 5.12 or Section 6 hereof; or

(d) The Borrower or any of its Subsidiaries shall default in the observance or performance of any covenant or other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section 7), and such default shall continue unremedied for a period of 30 days after the earlier of (i) the Borrower becoming aware of such default or, (ii) notice thereof having been given to the Borrower by the Administrative Agent or any Lender; or

(e) Other than defaults arising as a result of the filing of the Cases, default shall occur under any evidence of Debt in a principal amount exceeding $10,000,000 issued or assumed or guaranteed by the Borrower or any Subsidiary, or under any mortgage, agreement or other similar instrument under which the same may be issued or secured, the effect of which default is to cause, or to permit the holder or holders of such Debt to cause, such Debt to become due prior to its stated maturity; or

(f) Any of the Cases shall be dismissed or converted to a case under Chapter 7 of the Bankruptcy Code; or

(g) A trustee under Chapter 7 or Chapter 11 of the Bankruptcy Code shall be appointed in any of the Cases; or

(h) An order of the Bankruptcy Court shall be entered in any of the Cases appointing an examiner with enlarged powers relating to the operation of the business (powers beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code) under Section 1106(b) of the Bankruptcy Code; or

(i) Any judgment or judgments, writ or writs, or warrant or warrants of attachment, or any similar process or processes in an aggregate amount in excess of $10,000,000 shall be entered or filed against the Borrower or any Subsidiary or against any of their respective Property or assets and remain unstayed and undischarged for a period of 30 days from the date of its entry; or

(j) Except for the commencement of the Cases, any reportable event (as defined in ERISA) which constitutes grounds for the termination of any Plan or for the appointment by the appropriate United States District Court of a trustee to administer or liquidate any such Plan, shall have occurred and be continuing thirty (30) days after the Borrower shall have become aware of such reportable event; or any Plan subject to Title IV of ERISA shall be terminated; or a trustee shall be appointed to administer any such Plan; or the Pension Benefit Guaranty Corporation shall institute proceedings to administer or terminate any such Plan; or

(k) The failure of the Borrower or any Guarantor to comply with any of the terms of the Orders; or

(l) The granting of a Lien on or other interest in any Property of the Borrower or any Guarantor, or Superpriority Claim, which is superior to or ranks in parity with the Lien of the Administrative Agent granted in this Agreement and the Orders except for the Administrative Expense Carve Out; or

(m) Any Lien purported to be created by this Agreement, the Interim Order or the Final Order in any of the Collateral shall, for any reason other than the acts of the Administrative Agent or the Lenders, cease to be valid or any action is commenced by any Debtor which contests the validity, perfection or enforceability of any Lien created by this Agreement, the Interim Order or the Final Order; or

(n) (i) An order shall be entered by the Bankruptcy Court confirming a plan of reorganization of any Debtor without the Required Lenders' consent, or (ii) any plan of reorganization of the Debtors is confirmed which does not provide for the payment in full in cash (or other consideration satisfactory to each respective Lender in its sole and arbitrary discretion) of the Obligations upon the effective date of the plan; or

(o) Any material provision of any Loan Document shall, for any reason, cease to be valid and binding on the Borrower or any of the Guarantors, or the Borrower or any of the Guarantors shall so assert in any pleading filed in any court, or any Lien created by the Loan Documents or the Financing Order shall cease to be a valid and perfected Lien against any of the Collateral purported to be covered thereby pursuant to Sections 364(c) and (d) of the Bankruptcy Code; or

(p) The Interim Order or the Final Order, as applicable, shall be amended, modified, stayed, vacated, reversed or rescinded in any which materially and adversely affects the rights of the Lenders or the Administrative Agent and which modification is not acceptable to the Administrative Agent or the Final Order shall have not been entered by August 15, 2004; or

(q) An application shall be filed by any Debtor for the approval of any other Superpriority Claim in any of the Chapter 11 Cases which is pari passu with or senior to the claims of the Administrative Agent and the Lenders with respect to the Obligations (except for the Administrative Expense Carve-Out and the Employee Plans Carve-Out) or there shall arise any such pari passu or Superpriority Claim; or

(r) The Bankruptcy Court shall enter an order or orders granting relief from the automatic stay applicable under Section 362 of the Bankruptcy Code with respect to any Lien on any assets of the Borrower or any Guarantor having an aggregate net book value (determined in accordance with generally accepted accounting principles, consistently applied) in excess of $10,000,000 for all such assets; or

(s) Other than as contemplated by the Budget, any Debtor permanently ceases operation of any of its businesses or takes any material action for the purpose of effecting the foregoing without the prior written consent of the Administrative Agent; or

(t) Any change or event shall occur which could have a Material Adverse Effect; or

(u) There shall occur a Change of Control (other than pursuant to transaction approved in advance by the Required Lenders); or

(v) The Approved Plan shall be amended, withdrawn or modified without the prior consent of the Administrative Agent and the Required Lenders.

then, and in every such event and at any time thereafter during the continuance of such event, and without further order of or application to the Bankruptcy Court, the Administrative Agent may, and, at the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower (with a copy to counsel for any statutory committee appointed in the Cases and to the United States Trustee), take one or more of the following actions, at the same or different times (provided that with respect to clause (iii) below and the enforcement of Liens or other remedies with respect to the Collateral under clause (iv) below, the Administrative Agent shall provide the Borrower (with a copy to counsel for any statutory committee appointed in the Cases and to the United States Trustee) with seven days written notice prior to taking the action contemplated thereby): (i) terminate forthwith the Commitments; (ii) declare the Loans then outstanding to be forthwith due and payable, whereupon the principal of the Loans, together with accrued interest thereon and any unpaid accrued Fees and all other Obligations of the Borrower accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Loan Parties, anything contained herein or in any other Loan Document to the contrary notwithstanding; (iii) subject to the Interim Order (or the Final Order, as applicable), set-off amounts in the Concentration Account, the Collection Account or any other accounts of the Loan Parties and apply such amounts to the Obligations of the Loan Parties hereunder and under the other Loan Documents in accordance with Section 10.3; and (iv) exercise any and all remedies under this Agreement, the Loan Documents, the Orders, and applicable law available to the Administrative Agent and the Lenders.

SECTION 8

THE AGENT

8.1.   <u>Appointment</u>. Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

8.2.   <u>Delegation of Duties</u>. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care. The Administrative Agent shall be entitled to advice and opinion of legal counsel concerning all matters pertaining to the duties of the agencies hereby created.

8.3.   <u>Exculpatory Provisions</u>. Neither the Administrative Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person's own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agents under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.

8.4.   <u>Reliance by Administrative Agent</u>. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper

Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts reasonably selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

8.5.   Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Administrative Agent has received notice from a Lender, or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

8.6.   Non-Reliance on Agent and Other Lenders. Each Lender expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by the Administrative Agent hereafter taken, including any review of the affairs of the Borrower and its Subsidiaries or any affiliate of the Borrower and its Subsidiaries, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrower and its Subsidiaries and their affiliates and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Borrower and its Subsidiaries or any affiliate of the Borrower and its Subsidiaries that may come into the possession of the Administration Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

8.7.   Indemnification. The Lenders agree to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the Administrative Agent's gross negligence or willful misconduct. The agreements in this Section shall survive the payment of the Loans and all other amounts payable hereunder.

8.8.   Agent in Its Individual Capacity. The Administrative Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though the Administrative Agent were not an Administrative Agent. With respect to its Loans made or renewed by it, the Administrative Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms "Lender" and "Lenders" shall include the Administrative Agent in its individual capacity.

8.9.   Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 10 days' notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 10 days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. After any retiring Administrative Agent's resignation as Administrative Agent, the provisions of this Section 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Loan Documents.

8.10.   Duration of Agency. The agency established by Section 8.1 hereof shall continue, and Sections 8.1 through and including Section 8.12 shall remain in full force and effect, until the Notes and all other amounts due hereunder and thereunder shall have been paid in full and the Lenders' commitments to extend credit to or for the benefit of the Borrower shall have terminated or expired.

8.11. <u>Collateral Security</u>. The Administrative Agent will hold, administer and manage any Collateral pledged from time to time hereunder either in its own name or as Administrative Agent, but each Lender shall hold a direct, undivided pro-rata beneficial interest therein, on the basis of its proportionate interest in the secured obligations, by reason of and as evidenced by this Agreement and the other Loan Documents.

8.12. <u>Enforcement by the Administrative Agent</u>. All rights of action under this Agreement and under the Notes and all rights to the Collateral hereunder may be enforced by the Administrative Agent and any suit or proceeding instituted by the Administrative Agent in furtherance of such enforcement shall be brought in its name as Administrative Agent without the necessity of joining as plaintiffs or defendants any other Lenders, and the recovery of any judgment shall be for the benefit of Lenders subject to the expenses of the Administrative Agent.

SECTION 9

GUARANTEE

9.1. <u>Guarantee</u>. (a) Each of the Guarantors hereby, jointly and severally, unconditionally and irrevocably, guarantees to the Administrative Agent, for the ratable benefit of the Lenders and their respective successors, indorsees, transferees and assigns permitted hereunder, the prompt and complete payment and performance by the Borrower when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations.

(b) Anything herein or in any other Loan Document to the contrary notwithstanding, the maximum liability of each Guarantor under this Section 9.1 and under the other Loan Documents shall in no event exceed the amount which is permitted under applicable federal and state laws relating to the insolvency of debtors (after giving effect to the right of contribution established in Section 9.2).

(c) Each Guarantor agrees that the Obligations may at any time and from time to time exceed the amount of the liability of such Guarantor hereunder without impairing the guarantee contained in this Section 9 or affecting the rights and remedies of the Administrative Agent or any Lender hereunder.

(d) The guarantee contained in this Section 9 shall remain in full force and effect until all the Obligations and the obligations of each Guarantor under the guarantee contained in this Section 9 shall have been satisfied by payment in full and the Commitments shall be terminated, notwithstanding that from time to time during the term of this Agreement the Borrower may be free from any Obligations.

(e) No payment made by the Borrower, any of the Guarantors, any other guarantor or any other Person or received or collected by the Administrative Agent or any Lender from the Borrower, any of the Guarantors, any other guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of any Guarantor hereunder which shall, notwithstanding any such payment (other than any payment made by such Guarantor in respect of the Obligations or any payment received or collected from such Guarantor in respect of the Obligations), remain liable for the Obligations up to the maximum liability of such Guarantor hereunder until the Obligations are paid in full and the Commitments are terminated.

9.2. <u>Right of Contribution</u>. Each Subsidiary Guarantor hereby agrees that to the extent that a Subsidiary Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Subsidiary Guarantor shall be entitled to seek and receive contribution from and against any other Subsidiary Guarantor hereunder which has not paid its proportionate share of such payment. Each Subsidiary Guarantor's right of contribution shall be subject to the terms and conditions of Section 9.3. The provisions of this Section 9.2 shall in no respect limit the obligations and liabilities of any Subsidiary Guarantor to the Administrative Agent and the Lenders, and each Subsidiary Guarantor shall remain liable to the Administrative Agent and the Lenders for the full amount guaranteed by such Subsidiary Guarantor hereunder.

9.3. <u>No Subrogation</u>. Notwithstanding any payment made by any Guarantor hereunder or any set-off or application of funds of any Guarantor by the Administrative Agent or any Lender, no Guarantor shall be entitled to be subrogated to any of the rights of the Administrative Agent or any Lender against the Borrower or any other Guarantor or any collateral security or guarantee or right of offset held by the Administrative Agent or any Lender for the payment of the Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from the Borrower or any other Guarantor in respect of payments made by such Guarantor hereunder, until all amounts owing to the Administrative Agent and the Lenders by the Borrower on account of the Obligations are paid in full, no Letter of Credit shall be outstanding and the Commitments are terminated. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time when all of the Obligations shall not have been paid in full, such amount shall be held by such Guarantor in trust for the Administrative Agent and the Lenders, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Administrative Agent in the exact form received by such Guarantor (duly indorsed by such Guarantor to the Administrative Agent, if required), to be applied against the Obligations, whether matured or unmatured, in accordance with the terms of this Agreement.

9.4. <u>Amendments, etc. with respect to the Obligations</u>. Each Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against any Guarantor and without notice to or further assent by any Guarantor, any demand for payment of any of the Obligations made by the Administrative Agent or any Lender may be rescinded by the Administrative Agent or such Lender and any of the Obligations continued, and the Obligations, or the liability of any other Person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by the Administrative Agent or any Lender, and this Agreement and the other Loan Documents and any other documents executed and delivered in connection herewith or therewith may be amended, modified, supplemented or terminated, in whole or in part, as the Administrative Agent (or the Required Lenders or all Lenders, as the case may be) may deem advisable from time to time, and any collateral security, guarantee or right of offset at any time held by the Administrative Agent or any Lender for the payment of the Obligations may be sold, exchanged, waived, surrendered or released. Neither the Administrative Agent nor any Lender shall have any obligation to protect, secure, perfect or insure any Lien at any time held by it as security for the Obligations or for the guarantee contained in this Section 9 or any property subject thereto.

9.5. <u>Guarantee Absolute and Unconditional</u>. Each Guarantor waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by the Administrative Agent or any Lender upon the guarantee contained in this Section 9 or acceptance of the guarantee contained in this Section 9; the Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon the guarantee contained in this Section 9; and all dealings between the Borrower and any of the Guarantors, on the one hand, and the Administrative Agent and the Lenders, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon the guarantee contained in this Section 9. Each Guarantor waives diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon the Borrower or any of the Guarantors with respect to the Obligations. Each Guarantor understands and agrees that the guarantee contained in this

Section 9 shall be construed as a continuing, absolute and unconditional guarantee of payment without regard to (a) the validity or enforceability of this Agreement or any other Loan Document, any of the Obligations or any other collateral security therefor or guarantee or right of offset with respect thereto at any time or from time to time held by the Administrative Agent or any Lender, (b) any defense, set-off or counterclaim (other than a defense of payment or performance) which may at any time be available to or be asserted by the Borrower or any other Person against the Administrative Agent or any Lender, (c) any change in the corporate existence or structure of the Borrower or any other Person or any change in any law, regulation or order (including the Orders) affecting the Obligations, or (d) any other circumstance whatsoever (with or without notice to or knowledge of the Borrower or such Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of the Borrower for the Obligations, or of such Guarantor under the guarantee contained in this Section 9, in bankruptcy or in any other instance. When making any demand hereunder or otherwise pursuing its rights and remedies hereunder against any Guarantor, the Administrative Agent or any Lender may, but shall be under no obligation to, make a similar demand on or otherwise pursue such rights and remedies as it may have against the Borrower, any other Guarantor or any other Person or against any collateral security or guarantee for the Obligations or any right of offset with respect thereto, and any failure by the Administrative Agent or any Lender to make any such demand, to pursue such other rights or remedies or to collect any payments from the Borrower, any other Guarantor or any other Person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of the Borrower, any other Guarantor or any other Person or any such collateral security, guarantee or right of offset, shall not relieve any Guarantor of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Administrative Agent or any Lender against any Guarantor. For the purposes hereof "demand" shall include the commencement and continuance of any legal proceedings.

9.6.   Reinstatement. The guarantee contained in this Section 9 shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by the Administrative Agent or any Lender upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of any Loan Party, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, any Loan Party or any substantial part of its property, or otherwise, all as though such payments had not been made.

9.7.   Payments. Each Guarantor hereby guarantees that payments hereunder will be paid to the Administrative Agent without set-off or counterclaim in Dollars at the Funding Office.

SECTION 10

REMEDIES; APPLICATION OF PROCEEDS

10.1.   Remedies; Obtaining the Collateral Upon Default. Upon the occurrence of the occurrence and continuation of any Event of Default (and after notice of such Event of Default, if required), to the extent any such action is not inconsistent with the Interim Order (or the Final Order, as applicable) or Section 7, the Administrative Agent, in addition to any rights now or hereafter existing under applicable law, and without application to or order of the Bankruptcy Court, shall have all rights as a secured creditor under the Uniform Commercial Code in all relevant jurisdictions and may:

(a)   personally, or by agents or attorneys, immediately retake possession of the Collateral or any part thereof, from the Borrower, any Guarantor or any other Person who then has possession of any part thereof with or without notice or process of law (but subject to any Requirements of Law), and for that purpose may enter upon the Borrower's or any Guarantor's premises where any of the Collateral is located and remove the same and use in connection with such removal any and all services, supplies, aids and other facilities of the Borrower or such Guarantor;

(b) instruct the obligor or obligors on any agreements, instrument or other obligation constituting the Collateral to make any payment required by the terms of such instrument or agreement directly to the Concentration Account;

(c) withdraw all monies, securities and instruments in the Concentration Account for application to the Obligations in accordance with Section 10.3;

(d) sell, assign or otherwise liquidate, or direct any Loan Party to sell, assign or otherwise liquidate, any or all of the Collateral or any part thereof in accordance with Section 10.2, and take possession of the proceeds of any such sale, assignment or liquidation; and

(e) take possession of the Collateral or any part thereof, by directing the Borrower and any Guarantor in writing to deliver the same to the Administrative Agent at any place or places designated by the Administrative Agent, in which event the Borrower and such Guarantor shall at its own expense:

(i) forthwith cause the same to be moved to the place or places so designated by the Administrative Agent and there delivered to the Administrative Agent,

(ii) store and keep any Collateral so delivered to the Administrative Agent at such place or places pending further action by the Administrative Agent as provided in Section 10.2, and

(iii) while the Collateral shall be so stored and kept, provide such guards and maintenance services as shall be necessary to protect the same and to preserve and maintain them in good condition;

it being understood that the Borrower's and each Guarantor's obligation so to deliver the Collateral is of the essence of this Agreement and that, accordingly, upon application to the Bankruptcy Court, the Administrative Agent shall be entitled to a decree requiring specific performance by the Borrower or such Guarantor of such obligation.

10.2. <u>Remedies; Disposition of the Collateral</u>. Upon the occurrence and during the continuance of an Event of Default, and to the extent not inconsistent with the Interim Order (or the Final Order, as applicable) or Section 7, without application to or order of the Bankruptcy Court, any Collateral repossessed by the Administrative Agent under or pursuant to Section 10.1 or the Interim Order (or the Final Order, as applicable) or otherwise, and any other Collateral whether or not so repossessed by the Administrative Agent, may be sold, assigned, leased or otherwise disposed of under one or more contracts or as an entirety, and without the necessity of gathering at the place of sale the property to be sold, and in general in such manner, at such time or times, at such place or places and on such terms as the Administrative Agent may, in compliance with any Requirements of Law, determine to be commercially reasonable. Any of the Collateral may be sold, leased or otherwise disposed of, in the condition in which the same existed when taken by the Administrative Agent or after any overhaul or repair which the Administrative Agent shall determine to be commercially reasonable. Any such disposition which shall be a private sale or other private proceeding permitted by applicable Requirements of Law shall be made upon not less than 10 days' written notice to the Borrower specifying the time at which such disposition is to be made and the intended sale price or other consideration therefor, and shall be subject, for the 10 days after the giving of such notice, to the right of the Borrower or any nominee of the Borrower to acquire the Collateral involved at a price or for such other consideration at least equal to the intended sale price or other consideration so specified. Any such disposition which shall be a public sale permitted by applicable Requirements of Law shall be made upon not less than 10 days' written notice to the Borrower specifying the time and place of such sale and, in the absence of applicable Requirement of Law, shall be by public auction (which may, at the Administrative Agent's option, be subject to reserve), after publication of notice of such auction not less than 10 days prior thereto in USA Today and The Wall Street Journal, National Edition. Subject to Section 10.4, to the extent permitted by any such Requirement of Law, the Administrative Agent on behalf of the Lenders or any Lender may bid for and become the purchaser of the Collateral or any item thereof, offered for sale in accordance with this Section 10.2 without accountability to the Borrower or any Guarantor (except to the extent of surplus money received). If, under mandatory Requirements of Law, the Administrative Agent shall be required to make disposition of the Collateral within a period of time which does not permit the giving of notice to the Borrower as hereinabove specified, the Administrative Agent need give the Borrower only such notice of disposition as shall be reasonably practicable.

10.3.   Application of Proceeds. (a) Notwithstanding anything to the contrary contained in this Agreement or any other Loan Document, (i) if the Administrative Agent takes action under clause (i) or (ii) of Section 7 upon the occurrence and during the continuance of an Event of Default, any payment by any Loan Party on account of principal of and interest on the Loans and any proceeds arising out of any realization (including after foreclosure) upon the Collateral shall be applied as follows: first, to the payment of professional fees pursuant to the Administrative Expense Carve-Out, second, to the payment in full of all costs and out-of-pocket expenses (including without limitation, reasonable attorneys' fees and disbursements) paid or incurred by the Administrative Agent or any of the Lenders in connection with any such realization upon the Collateral and in satisfaction and payment of any Cash Management Obligations and Hedging Agreement Obligations, third, as a permanent reduction of the Revolving Credit Commitments, pro rata in accordance with each Lender's Revolving Credit Commitment Percentage, to the payment in full of the Revolving Credit Loans pro rata in accordance with the respective amounts owing to the Revolving Credit Lenders (including any accrued and unpaid interest (including interest accrued under Section 2.6(f)) thereon, and any fees and other Obligations in respect thereof), and fourth to the payment in full of the Term Loans pro rata in accordance with the respective Term Loans outstanding to the Term Loan Lenders (including any accrued and unpaid interest (including interest accrued under Section 2.6(f) thereon, and any fees and other Obligations in respect thereof) and (ii) any payments or distributions of any kind or character, whether in cash, property or securities, made by any Loan Party or otherwise in a manner inconsistent with clause (i) of this Section 10.3(a) shall be held in trust and paid over or delivered to the Administrative Agent so that the priorities and requirements set forth in such clause (i) are satisfied.

(b)   It is understood that the Loan Parties shall remain liable to the extent of any deficiency between the amount of the proceeds of the Collateral and the amount of the Obligations.

10.4.   WAIVER OF CLAIMS. EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, THE BORROWER AND THE GUARANTORS HEREBY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW:

(A)   NOTICE AND JUDICIAL HEARING IN CONNECTION WITH THE ADMINISTRATIVE AGENT'S TAKING POSSESSION OR THE ADMINISTRATIVE AGENT'S DISPOSITION OF ANY OF THE COLLATERAL, INCLUDING WITHOUT LIMITATION, ANY AND ALL PRIOR NOTICE AND HEARING FOR ANY PREJUDGMENT REMEDY OR REMEDIES AND ANY SUCH RIGHT WHICH THE BORROWER OR ANY GUARANTOR WOULD OTHERWISE HAVE UNDER ANY REQUIREMENT OF LAW;

(B)   ALL DAMAGES OCCASIONED BY SUCH TAKING OF POSSESSION EXCEPT ANY DAMAGES WHICH ARE THE DIRECT RESULT OF THE ADMINISTRATIVE AGENT'S OR ANY LENDER'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT;

(C)   ALL OTHER REQUIREMENTS TO THE TIME, PLACE AND TERMS OF SALE OR OTHER REQUIREMENTS WITH RESPECT TO THE ENFORCEMENT OF THE ADMINISTRATIVE AGENT'S RIGHTS HEREUNDER; AND

(D)   ALL RIGHTS OF REDEMPTION, APPRAISEMENT, VALUATION, STAY, EXTENSION OR MORATORIUM NOW OR HEREAFTER IN FORCE UNDER ANY APPLICABLE LAW IN ORDER TO PREVENT OR DELAY THE ENFORCEMENT OF THIS AGREEMENT OR THE ABSOLUTE SALE OF THE COLLATERAL OR ANY PORTION THEREOF, AND EACH LOAN PARTY, FOR ITSELF AND ALL WHO MAY CLAIM UNDER IT, INSOFAR AS IT OR THEY NOW OR HEREAFTER LAWFULLY MAY, HEREBY WAIVES THE BENEFIT OF ALL SUCH LAWS.

10.5.   Remedies Cumulative. Each and every right, power and remedy hereby specifically given to the Administrative Agent and the Lenders shall be in addition to every other right, power and remedy specifically given under this Agreement, the Final Order or the other Loan Documents or now or hereafter existing at law or in equity, or by statute and each and every right, power and remedy whether specifically herein given or otherwise existing may be exercised from time to time or simultaneously and as often and in such order as may be deemed expedient by the Administrative Agent or any Lender. All such rights, powers and remedies shall be cumulative and the exercise or the beginning of exercise of one shall not be deemed a waiver of the right to exercise of any other or others. No delay or omission of the Administrative Agent or any Lender in the exercise of any such right, power or remedy and no renewal or extension of any of the Obligations shall impair any such right, power or remedy or shall be construed to be a waiver of any Default or Event of Default or an acquiescence therein. In the event that the Administrative Agent shall bring any suit to enforce any of its rights hereunder and shall be entitled to judgment, then in such suit the Administrative Agent may recover reasonable expenses, including reasonable attorneys' fees, and the amounts thereof shall be included in such judgment.

10.6.   Discontinuance of Proceedings. In case the Administrative Agent shall have instituted any proceeding to enforce any right, power or remedy under this Agreement by foreclosure, sale, entry or otherwise, and such proceeding shall have been discontinued or abandoned for any reason or shall have been determined adversely to the Administrative Agent, then and in every such case the Borrower, the Administrative Agent and each holder of any of the Obligations shall be restored to their former positions and rights hereunder with respect to the Collateral subject to the Liens granted under this Agreement and the Final Order, and all rights, remedies and powers of the Administrative Agent and the Lenders shall continue as if no such proceeding had been instituted.

10.7.   Attorney. (a) Each Loan Party hereby irrevocably constitutes and appoints the Administrative Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Loan Party and in the name of such Loan Party or in its own name, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Agreement. The Administrative Agent agrees that it will not exercise any rights under the power of attorney provided for in this Section 10.7(a) unless an Event of Default shall have occurred and be continuing.

(b) If any Loan Party fails to perform or comply with any of its agreements contained herein, the Administrative Agent, at its option, but without any obligation so to do, may perform or comply, or otherwise cause performance or compliance, with such agreement.

(c) The expenses of the Administrative Agent incurred in connection with actions undertaken as provided in this Section 10, together with interest thereon at a rate per annum equal to the highest rate per annum at which interest would then be payable on any category of past due Loans under the this Agreement, from the date of payment by the Administrative Agent to the date reimbursed by the relevant Loan Party, shall be payable by such Loan Party to the Administrative Agent on demand.

(d) Each Grantor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. All powers, authorizations and agencies contained in this Agreement are coupled with an interest and are irrevocable until this Agreement is terminated and the security interests created hereby are released.

SECTION 11

MISCELLANEOUS

11.1. <u>Amendments and Waivers</u>. (a) None of this Agreement, any Note, any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 11.1. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent may, from time to time, (I) enter into with the Loan Parties written amendments, supplements or modifications hereto, to the Notes and to the other Loan Documents for the purpose of adding any provisions to this Agreement, the Notes or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (II) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement, the Notes or the other Loan Documents or any Default or Event of Default and its consequences; <u>provided, however</u>, that no such waiver and no such amendment, supplement or modification shall (v)reduce the amount or extend the scheduled date of maturity of any Loan or other Extension of Credit or Note, or reduce the stated rate of any interest or fee payable hereunder (<u>provided, however</u>, that only the consent of the Required Lenders shall be necessary for the waiver of payment of default interest) or extend the scheduled date of any payment thereof or increase the amount or extend the expiration date of any Lender's Commitment, or modify the Superpriority Claim status of the Lenders in respect of any Extensions of Credit, in each case without the consent of each Lender directly affected thereby, (w) without the consent of all the Lenders, release any material portion of the Collateral, (x) without the consent of all the Lenders, (i) amend, modify or waive any provision of this Section 11.1 or any other provision of any Section hereof expressly requiring the consent of all the Lenders, (ii) reduce the percentage specified in the definition of Required Lenders, (iii) waive the condition precedent set forth in Section 4.2(b) (unless the related Default or Event of Default could be waived by less than all the Lenders), (iv) release all or substantially all of the Collateral for the Obligations or (v) consent to the assignment or transfer by any Loan Party of any of its rights and obligations under this Agreement and the other Loan Documents or (y) without the consent of the Revolving Credit Lenders holding at least 50% of the Total Revolving Credit Commitments amend or waive any provision relating to the determination of the Borrowing Base or amend or waive any provision hereof which would affect the ability by the Borrower to borrow Revolving Credit Loans hereunder, or (z) amend, modify or waive any provision of Section 8 without the written consent of the Administrative Agent. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Notes. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the outstanding Notes and any other Loan Documents, and any Default or Event of Default waived shall be deemed to have not occurred or to be cured and not continuing, as the parties may agree; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.

(b) Notwithstanding anything to the contrary contained in Section 11.1(a), in the event that the Borrower requests that this Agreement be modified or amended in a manner which would require the unanimous consent of all of the Lenders and such modification or amendment is agreed to by the Supermajority Lenders, then with the consent of the Borrower and the Supermajority Lenders, the Borrower and the Supermajority Lenders shall be permitted to amend the Agreement without the consent of the Lender or Lenders which did not agree to the modification or amendment requested by the Borrower (such Lender or Lenders, the "Minority Banks") to provide for (w) the termination of the Commitment of each of the Minority Banks, (x) the addition to this Agreement of one or more other financial institutions (each of which shall be an Eligible Assignee), or an increase in the Commitment of one or more of the Supermajority Lenders, so that the aggregate of the Commitments after giving effect to such amendment shall be in the same amount as the aggregate of the Commitments immediately before giving effect to such amendment, (y) if any Loans are outstanding at the time of such amendment, the making of such additional Loans by such new financial institutions or Supermajority Lender or Lenders, as the case may be, as may be necessary to repay in full the outstanding Loans of the Minority Banks immediately before giving effect to such amendment and (z) such other modifications to this Agreement as may be appropriate.

11.2.   Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, addressed as follows in the case of the Loan Parties and the Administrative Agent, and as set forth in the administrative questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto and any future holders of the Notes:

The Borrower and the Guarantors: Mississippi Chemical Corporation
3622 Highway 49 East
Yazoo City, Mississippi 39194-0388
Attention: Chief Financial Officer
Telecopier No.: 662-751-2212

with a copy to:

Vinson & Elkins LLP
3700 Trammel Crow Center
2001 Ross Avenue
Dallas, Texas 75201
Attention: A. Lamar Youngblood, Esq.
Telecopier No.: 214-999-7986

and

Phelps Dunbar LLP
111 East Capitol Street, Suite 600

Jackson, Mississippi 39201-2122
Attention: James O'Mara, Esq.
Telecopier No.: 601-360-9777

The Administrative Agent: Citicorp North America, Inc.
388 Greenwich Street, 19th floor
New York, New York 10013
Attention: Christopher Dunlop
Telecopier No.: 212-816-2613

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Mark Thompson, Esq., and David Mack, Esq.
Telecopier No.: 212-455-2502

The Committee: Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue
New York, New York 10103
Attention: Thomas L. Kent, Esq.
Telecopier No.: 212-506-5151

provided that any notice, request or demand to or upon any party hereto shall not be effective until received.

11.3.   No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

11.4.   Survival of Representations and Warranties. All representations and warranties made herein and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the Notes.

11.5.   Payment of Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent, the Joint Lead Arrangers and each Lender for all its out-of-pocket costs and expenses reasonably incurred in connection with the development, preparation and execution of, any amendment, supplement or modification to, and the enforcement or preservation of any rights under, this Agreement, the Notes, the other Loan Documents, the Orders and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, the reasonable and customary costs, fees and expenses of the Administrative Agent, the Joint Lead Arrangers in connection with its monthly and other periodic field examinations and appraisals and monitoring of assets (including reasonable and customary internal collateral monitoring fees) and the reasonable fees and disbursements of counsel to the Administrative

Agent and professionals engaged by the Administrative Agent, (b) to pay or reimburse the Administrative Agent, the Joint Lead Arrangers and each Lender for all its costs and expenses reasonably incurred in connection with the enforcement or preservation of any rights under this Agreement, the Notes, the other Loan Documents, the Orders and any such other documents following the occurrence and during the continuance of a Default or an Event of Default, including without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent, the Joint Lead Arrangers and the Lenders and professionals engaged by the Administrative Agent, the Joint Lead Arrangers and the Lenders, (c) to pay, and indemnify and hold harmless each Lender, the Joint Lead Arrangers and the Administrative Agent from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other taxes (other than Excluded Taxes), if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the Notes, the other Loan Documents, the Orders and any such other documents, (d) to pay all the actual and reasonable out-of-pocket expenses of the Administrative Agent related to this Agreement, the other Loan Documents, the Orders, the Loans in connection with the Cases (including without limitation, the on-going monitoring by the Administrative Agent of the Cases, including attendance by the Administrative Agent and counsel at hearings or other proceedings and the on-going review of documents filed with the Bankruptcy Court) and (e) to pay, indemnify or reimburse each Lender, the Administrative Agent, the Joint Lead Arrangers their respective affiliates, and their respective officers, directors, trustees, employees, advisors, agents and controlling persons (each, an "Indemnitee") for, and hold each Indemnitee harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any such other documents, including, without limitation, any of the foregoing relating to the use of proceeds of the Loans or the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of the Borrower any of its Subsidiaries or any of the Properties and the fees and disbursements and other charges of legal counsel in connection with claims, actions or proceedings by any Indemnitee against the Borrower hereunder (all the foregoing in this clause (e), collectively, the "Indemnified Liabilities"), provided, that the Borrower shall have no obligation hereunder to any Indemnitee with respect to Indemnified Liabilities to the extent such Indemnified Liabilities are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnitee. No Indemnitee shall be liable for any damages (other than damages arising from the gross negligence and willful misconduct of such Indemnitee) arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or for any special, indirect, consequential or punitive damages in connection with this Agreement, the Loan Documents or any of the Loans made hereunder. Without limiting the foregoing, and to the extent permitted by applicable law, the Borrower agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries so to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnitee. All amounts due under this Section shall be payable not later than 30 days after written demand therefor. Statements payable by the Borrower pursuant to this Section shall be submitted to Mr. Timothy A. Dawson (Telephone No. 662-746-4131) (Fax No. 662-751-2212), at the address of the Borrower set forth in Section 11.2, or to such other Person or address as may be hereafter designated by the Borrower in a notice to the Administrative Agent. The agreements in this Section shall survive repayment of the Loans and all other amounts payable hereunder

11.6.   Successors and Assigns; Participations; Purchasing Lenders. (a) This Agreement shall be binding upon and inure to the benefit of the Loan Parties, the Lenders, the

Administrative Agent all future holders of the Notes and their respective successors and assigns, except that neither the Borrower nor any Guarantor may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of each Lender.

(b) Any Lender may, at its sole cost and expense, without notice to or consent of the Administrative Agent and the Borrower, in the ordinary course of its lending business and in accordance with applicable law, at any time sell to one or more banks or other entities ("Participants") participating interests in any Loan owing to such Lender, any Note held by such Lender, any Commitment of such Lender or any other interest of such Lender hereunder and under the other Loan Documents. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender's obligations under this Agreement to the other parties to this Agreement shall remain unchanged, such Lender shall remain solely responsible for the performance thereof, such Lender shall remain the holder of any such Note for all purposes under this Agreement and the other Loan Documents, and the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and the other Loan Documents. No Lender shall grant any participation under which the Participant shall have the right to require such Lender to take or omit to take any action hereunder or approve any amendment to or waiver of this Agreement or the Notes or any other Loan Document, except to the extent such amendment or waiver would: (i) extend the final maturity date of, or extend any date for payment of any principal, interest or fees applicable to, the Loans, or Commitments in which such Participant is participating, (ii) reduce the interest rate or the amount of principal or fees applicable to the Loans in which such Participant is participating or (iii) release any Lien granted pursuant to Section 2.16(a) hereof and the Interim Order (or the Final Order, as applicable) on all or substantially all of the Collateral. The Borrower agrees that if amounts outstanding under this Agreement and the Notes are due or unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of set off in respect of its participating interest in amounts owing under this Agreement and any Note to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement or any Note, provided that, in purchasing such participating interest, such Participant shall be deemed to have agreed to share with the Lenders the proceeds thereof as provided in Section 11.7(a) as fully as if it were a Lender hereunder. The Borrower also agrees that each Participant shall be entitled to the benefits of Sections 2.10 and 2.11 with respect to its participation in the Commitments and the Loans outstanding from time to time as if it were a Lender; and provided that the Participant and the transferor Lender shall not be entitled to receive in the aggregate any greater amount pursuant to such subsections than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred by such transferor Lender to such Participant had no such transfer occurred.

(c) Any Lender may, in the ordinary course of its business of making or investing in loans and in accordance with applicable law, at any time sell to any Lender or to one or more Eligible Assignees (each a "Purchasing Lender") all or any part of its rights and obligations under this Agreement and the Notes pursuant to an Assignment and Acceptance, substantially in the form of Exhibit E, executed by such Purchasing Lender, such transferor Lender (and, in the case of a Purchasing Lender that is not then a Lender, by the Administrative Agent) and delivered to the Administrative Agent for its acceptance and recording in the Register; provided that (i) other than in the case of a sale to a Purchasing Lender that is an Affiliate of the transferor Lender or to another Lender, or to an Affiliate or Related Fund of any Lender (collectively, a "Related Party Transfer"), the consent of the Administrative Agent shall be required (which consent shall not be unreasonably withheld or delayed), (ii) other than (x) in the case of a Related Party Transfer or (y) in connection with the syndication process which shall not extend beyond 45 days after the Closing Date, the consent of the Borrower shall be required (which consent shall not be unreasonably withheld or delayed), unless a Default or Event of Default shall have occurred and is continuing, (iii) if such Purchasing Lender is not then a Lender, such sale must be to either (A) a commercial bank having total assets in excess of $5,000,000,000, (B) a finance company, insurance company or other financial institution or fund which is regularly engaged in the making of, purchasing or investing in, loans and having total assets in excess of $100,000,000 or (C) such other Person approved by the Administrative Agent and the Borrower (which approval shall not be unreasonably withheld or delayed) (each, an "Eligible Assignee") and (iv) if such sale is not to another Lender, Related Fund or Affiliate of any Lender, or does not involve all of the transferor Lender's rights and obligations under this Agreement, (A) the amount of the rights and obligations so sold shall, unless otherwise agreed to in writing by the Administrative Agent, not be less than $5,000,000 (or the entire amount of its rights and obligations if less than $5,000,0000) and in each case to be an entity which is not restricted from making future advances under a revolving credit facility or to an entity that has filed for relief under the Bankruptcy Code or is a financially distressed company and (B) after giving effect to such assignment, the Commitment of each of the transferor Lender and the transferee Lender shall be at least $5,000,000, or such lesser amount agreed to by the Administrative Agent and the Borrower. Upon such execution, delivery, acceptance and recording of an Assignment and Acceptance, from and after the effective date of such transfer determined pursuant to and as defined in such Assignment and Acceptance, (x) the Purchasing Lender thereunder shall be a party hereto and, to the extent provided in such Assignment and Acceptance, have the rights and obligations of a Lender hereunder with a Commitment as set forth therein, and (y) the transferor Lender thereunder shall, to the extent provided in such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of a Assignment and Acceptance covering all or the remaining portion of a transferor Lender's rights and obligations under this Agreement, such transferor Lender shall cease to be a party hereto). Such Assignment and Acceptance shall be deemed to amend this Agreement (including Schedule 1.1 hereof) to the extent, and only to the extent, necessary to reflect the addition of such Purchasing Lender and the resulting adjustment of the Revolving Credit Commitment Percentage and Commitment of each of the transferor Lender and the Purchasing Lender arising from the purchase by such Purchasing Lender of all or a portion of the rights and obligations of such transferor Lender under this Agreement and the Notes. To the extent requested in writing by the transferor Lender or the Purchasing Lender on or prior to the effective date of such transfer determined pursuant to such Assignment and Acceptance, the Borrower, at its own expense, shall execute and deliver to the Administrative Agent in exchange for the Note of the transferor Lender a new Note to the order of such Purchasing Lender in an amount equal to the Commitment assumed by it pursuant to such Assignment and Acceptance and, if the transferor Lender has retained a Commitment hereunder, a new Note to the order of the transferor Lender in an amount equal to the Commitment retained by it hereunder. Such new Notes shall be dated the Closing Date and shall otherwise be in the form of the Note replaced thereby. To the extent the transferor Lender requested a Note pursuant to Section 2.5(e), the Note surrendered by the transferor Lender shall be returned by the Administrative Agent to the Borrower marked "cancelled".

(d) The Administrative Agent, acting on behalf of the Borrower, shall maintain at its address referred to in Section 11.2 a copy of each Assignment and Acceptance delivered to it and a register (the "Register") for the recordation of the names and addresses of the Lenders and the Commitment of, and principal amount of the Loans owing to, each Lender from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as the owner of the Loans recorded therein for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice. Any assignment of any Loan whether or not evidenced by a Note shall be effective only upon appropriate entries with respect thereto being made in the Register (and each Note shall expressly so provide). Any assignment or transfer of all or part of a Loan evidenced by a Note shall be registered on the Register only upon surrender for registration of assignment or transfer of the Note evidencing such Loan, accompanied by a duly executed Assignment and Acceptance, and thereupon one or more new Notes in the same aggregate principal amount shall be issued to the designated Purchasing Lender and the old Notes shall be returned by the Administrative Agent to the Borrower marked "cancelled".

(e) Upon its receipt of an Assignment and Acceptance executed by a transferor Lender and a Purchasing Lender (and, in the case of a Purchasing Lender that is not then a Lender, by the Administrative Agent and the Borrower to the extent required under paragraph (c) above) together with payment to the Administrative Agent of a registration and processing fee of $3,500, the Administrative Agent shall (i) promptly accept such Assignment and Acceptance, (ii) on the effective date of such transfer determined pursuant thereto record the information contained therein in the Register and (iii) give notice of such acceptance and recordation to the Lenders and the Borrower.

(f) Subject to Section 11.12, the Borrower authorizes each Lender to disclose to any Participant or Purchasing Lender (each, a "Transferee") and any prospective Transferee (in each case which agrees to comply with the provisions of Section 11.12 hereof) any and all financial information in such Lender's possession concerning the Borrower and its Affiliates which has been delivered to such Lender by or on behalf of the Borrower pursuant to this Agreement or any other Loan Document or which has been delivered to such Lender by or on behalf of the Borrower in connection with such Lender's credit evaluation of the Borrower and its Affiliates prior to becoming a party to this Agreement.

(g) Nothing herein shall prohibit any Lender from pledging or assigning any Note to any Federal Reserve Bank in accordance with applicable law. In the case of any Lender that is a fund that invests in bank loans, such Lender may, without the consent of the Borrower or the Administrative Agent, assign or pledge all or any portion of its Notes or any other instrument evidencing its rights as a Lender under this Agreement to any trustee for, or any other representative of, holders of obligations owed or securities issued, by such fund, as security for such obligations or securities; provided that any foreclosure or similar action by such trustee or representative shall be subject to the provisions of this Section 11.6 concerning assignments.

11.7. Adjustments; Set-off. (a) If any Lender (a "Benefited Lender") shall at any time receive any payment of all or part of its Aggregate Outstandings, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender's Aggregate Outstandings, or interest thereon, such Benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender's Loans or the Letter of Credit Outstandings owing to it, or shall provide such other Lenders with the benefits of any such payment or collateral, or the proceeds thereof, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such payment or collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b) Subject to (i) the Administrative Expense Carve-Out, (ii) the Employee Plans Carve-Out, (iii) the Interim Order (or the Final Order, as applicable) and (iii) the giving of the notice as described Section 7, notwithstanding the provisions of Section 362 of the Bankruptcy Code and any other rights and remedies of the Lenders provided by law, each Lender, or Affiliate of such Lender shall have the right upon the occurrence of an Event of Default to set-off and apply against the Obligations, whether matured or unmatured, of the Loan Parties under this Agreement, the Notes or any other Loan Document, any amount owing from such Lender or Affiliate to any Loan Party at or at any time after, the happening of any Event of Default subject in each case to Section 7 of this Agreement.

11.8. Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

11.9. **GOVERNING LAW.** **THIS AGREEMENT, THE NOTES AND THE OTHER LOAN DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT, THE NOTES AND THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK AND, TO THE EXTENT APPLICABLE, THE BANKRUPTCY CODE.**

11.10. Submission To Jurisdiction; Waivers. The Borrower and each Guarantor hereby irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Agreement or any of the other Loan Documents, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the Bankruptcy Court and, if the Bankruptcy Court does not have (or abstains from) jurisdiction, to the non-exclusive general jurisdiction of any State or Federal court of competent jurisdiction sitting in New York County, New York.

(b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower at its address set forth in Section 11.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

(d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

11.11. Intentionally Deleted.

11.12. Confidentiality. Each Lender agrees to keep confidential all non-public information provided to it by any Loan Party pursuant to this Agreement; provided that nothing herein shall prevent any Lender from disclosing any such information (a) to the Administrative Agent or any other Lender, (b) to any Transferee or prospective Transferee which agrees to comply with the provisions of this subsection, (c) to its employees, directors, agents, attorneys, accountants and other professional advisors, (d) upon the request or demand, or in accordance with the requirements (including reporting requirements), of any Governmental Authority having jurisdiction over such Lender, (e) in response to any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law, (f) which has been publicly disclosed other than in breach of this Agreement, (g) in connection with the exercise of any remedy hereunder, (h) which was available to the Administrative Agent or such Lender prior to its disclosure to the Administrative Agent or such Lender, as the case may be, by such Loan Party or (i) to any direct or indirect contractual counterparty in any swap, hedge or similar agreement (or to any such contractual counterparty's professional advisor), so long as such contractual counterparty (or such professional advisor) agrees to be bound by the provisions of this Section 11.12. Notwithstanding anything to the contrary in the foregoing sentence or any other express or implied agreement, arrangement or understanding, the parties hereto hereby agree that, from the commencement of discussions with respect to the financing provided hereunder, any party hereto (and each of its employees, representatives, or agents) is permitted to disclose to any and all persons, without limitation of any kind, the tax structure and tax aspects of the transactions contemplated hereby, and all materials of any kind (including opinions or other tax analyses) related to such tax structure and tax aspects.

11.13. <u>Integration</u>. This Agreement and the other Loan Documents represent the entire agreement of the Borrower, the Guarantors, the Administrative Agent, the Joint Lead Arrangers and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Joint Lead Arrangers, the Administrative Agent or any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

11.14. **<u>WAIVERS OF JURY TRIAL.</u>** THE BORROWER, THE GUARANTORS, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and the year first written.

MISSISSIPPI CHEMICAL CORPORATION, as Debtor and Debtor-In-Possession, and Borrower

By: _____
Name: Timothy A. DAWSON
Title: Senior Vice President and
Chief Financial Officer

MISSISSIPPI NITROGEN INC., as Debtor and Debtor-In-Possession

By: _____
Name: Timothy A. DAWSON
Title: Vice President of Finance

MISSCHEM NITROGEN, L.L.C., as Debtor and Debtor-In-Possession

By: _____
Name: Timothy A. DAWSON
Title: Vice President of Finance

MISSISSIPPI CHEMICAL COMPANY, L.P., as Debtor and Debtor-In-Possession

By: MISSISSIPPI CHEMICAL MANAGEMENT COMPANY, Sole General Partner

By: _____
Name: Timothy A. DAWSON
Title: Vice President of Finance

MISSISSIPPI CHEMICAL MANAGEMENT COMPANY, as Debtor and Debtor-In-Possession

By: _____
Name: Timothy A. DAWSON
Title: Vice President of Finance

[Signature page for Credit Agreement]

MISSISSIPPI PHOSPHATES CORPORATION, as
Debtor and Debtor-In-Possession

By: _Timothy A. Dawson_____
    Name: Timothy A. DAWSON
    Title: Vice President of Finance

MISSISSIPPI POTASH, INC., as Debtor and
Debtor-In-Possession

By: _Timothy A. Dawson_____
    Name: Timothy A. DAWSON
    Title: Vice President of Finance

EDDY POTASH, INC., as Debtor and Debtor-In-
Possession

By: _Timothy A. Dawson_____
    Name: Timothy A. DAWSON
    Title: Vice President of Finance

TRIAD NITROGEN, L.L.C., as Debtor and Debtor-
In-Possession

By: _Timothy A. Dawson_____
    Name: Timothy A. DAWSON
    Title: Vice President of Finance

MELAMINE CHEMICALS, INC., as Debtor and
Debtor-In-Possession

By: _Timothy A. Dawson_____
    Name: Timothy A. DAWSON
    Title: Vice President of Finance

[Signature page for Credit Agreement]

ADMINISTRATIVE AGENT AND LENDERS:

CITICORP NORTH AMERICA, INC., as
Administrative Agent and Lender

By: [signature]
Name: **CHRISTOPHER DUNLOP**
Title: Vice President

CITIGROUP GLOBAL MARKETS INC., as Joint
Lead Arranger

By: [signature]
Name: KEITH R. KARAKO
Title: AUTHORIZED SIGNER

[Signature page for Credit Agreement]

PERRY PRINCIPALS INVESTMENTS LLC, as
Lender and Joint Lead Arranger



By: _____

Name:

Title: NATHANIEL J. KLIPPER
          MANAGING DIRECTOR

[Signature page for Credit Agreement]

Schedule 6.13

Dollars in Millions	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Through End of: Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05
Maximum Capital Expenditures	$ 1.50	$ 3.00	$ 4.25	$ 5.25	$ 6.25	$ 7.00	$ 7.50	$ 8.00	$ 8.50	$ 9.00	$ 9.50	$ 10.25

In the event that the transaction contemplated by the Supplemental Letter is consummated in a month then the covenant for such month, and each month thereafter will be as set forth below:

Dollars in Millions Month of Transaction Consummation	Sep-04	Oct-04	Nov-04	Dec-04	Through End of: Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05
Sep-04	$ 3.87	$ 4.44	$ 4.78	$ 5.34	$ 5.68	$ 5.97	$ 6.30	$ 6.60	$ 6.81	$ 7.37
Oct-04		4.81	5.16	5.72	6.06	6.35	6.67	6.97	7.19	7.75
Nov-04			5.59	6.15	6.49	6.78	7.11	7.41	7.62	8.19
Dec-04				6.81	7.15	7.44	7.77	8.06	8.28	8.84
Jan-05					7.34	7.63	7.96	8.25	8.47	9.03
Feb-05						7.79	8.12	8.42	8.63	9.19
Mar-05							8.33	8.62	8.84	9.40
Apr-05								8.80	9.01	9.57
May-05									9.22	9.78
Jun-05										10.06

Schedule 6.14

Dollars in Millions

	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Through End of: Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05
Minimum EBITDA	$ (3.5)	$ (3.5)	$ (3.0)	$ (2.5)	$ (2.0)	$ (2.0)	$ -	$ 1.0	$ 2.0	$ 4.0	$ 5.5	$ 6.5

In the event that the transaction contemplated by the Supplemental Letter is consummated in a month then the covenant for such month, and each month thereafter will be as set forth below:

Dollars in Millions

Month of Transaction Consummation	Sep-04	Oct-04	Nov-04	Dec-04	Through End of: Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05
Sep-04	$ (3.7)	$ (4.3)	$ (3.4)	$ (3.8)	$ (3.0)	$ (2.3)	$ (1.9)	$ 1.1	$ 2.2	$ 3.0
Oct-04		$ (3.6)	$ (2.6)	$ (3.1)	$ (2.3)	$ (1.5)	$ (1.2)	$ 1.9	$ 2.9	$ 3.7
Nov-04			$ (1.5)	$ (2.0)	$ (1.2)	$ (0.4)	$ (0.1)	$ 3.0	$ 4.0	$ 4.8
Dec-04				$ (2.5)	$ (1.7)	$ (0.9)	$ (0.5)	$ 2.5	$ 3.5	$ 4.3
Jan-05					$ (1.2)	$ (0.4)	$ (0.1)	$ 3.0	$ 4.0	$ 4.8
Feb-05						$ 0.7	$ 1.1	$ 4.1	$ 5.2	$ 6.0
Mar-05							$ 1.4	$ 4.4	$ 5.4	$ 6.2
Apr-05								$ 5.0	$ 6.1	$ 6.9
May-05									$ 5.0	$ 5.8
Jun-05										$ 6.3